TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD REPORTS THIRD QUARTER 2024 RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, November 7, 2024 - IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") today reported its financial and operating results for the third quarter ended September 30, 2024.

"We are proud of what IAMGOLD has achieved this year, with another strong quarter of safe, stable production and cash flow growth," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "This is a company that is rapidly moving closer to the goal of becoming a leading, modern Canadian gold producer with a strong balance sheet and assets that are poised to generate significant value for our stakeholders and investors."

"IAMGOLD finished the third quarter with year-to-date production of 490,000 gold ounces, inclusive of Côté, which puts the company well on track to meet its combined annual production guidance of 625,000 to 715,000 ounces. This result has been driven by the strong year to date performance at Essakane, building of momentum at Westwood, and the ramp-up progress at Côté Gold. Importantly, our teams have succeeded while continuing our strong health and safety record, ensuring that the safety of our people and communities is a defining priority in all that we do.  Financially, IAMGOLD's balance sheet and cash flow outlook continues to improve. In the third quarter the company made important first steps to reduce the balance of the gold prepayment with the delivery of 37,500 ounces into the legacy gold prepayment arrangement. Our full intention is to close out the arrangement by June 2025, increasing the exposure and flexibility of the company at an opportune time in the market."

"The Côté Gold Mine achieved multiple milestones in the third quarter, including reaching commercial production on August 1, 2024, and the completion of an important shutdown in September that allowed for the deployment of key operating improvements that had a near-immediate measurable and meaningful positive impact on operations. As a result of these efforts, we remain confident in our goal for Côté Gold to continue to ramp-up and achieve 90% throughput exiting this year. Further, on November 30th we plan to complete the repurchase of the 9.7% interest held by our respected joint venture partner, Sumitomo, to return to a 70% interest in the project."

"Looking ahead, these achievements will position Côté Gold for a significant 2025 as throughput rates ramp-up to steady state. IAMGOLD will continue to pursue improvements in mining and processing activities, and our teams are examining the potential options to bring into a mine plan the full resource base estimate of the Côté and Gosselin zones - which combine for over 16.5 million ounces of measured and indicated and 4.2 million ounces of inferred resources. Côté Gold is a unique asset that we believe will become one of Canada's largest gold mines and a model for modern mining done right in Canada for years to come."

HIGHLIGHTS:

Operating and Financial

• Attributable gold production was 173,000 ounces in the third quarter and 490,000 ounces year-to-date ("YTD"), driven by strong performance at Essakane and Westwood, as well as the second quarter of production at Côté Gold.

• Production guidance for 2024 is reaffirmed, with Essakane and Westwood attributable production expected to be at the top end of the previously raised guided range of 495,000 to 540,000 ounces, and Côté Gold attributable production expected to be at the lower end of the guidance range of 130,000 to 175,000 ounces on a 60.3% basis (220,000 to 290,000 ounces at 100%) as improvements to mill availability are made during the ramp-up of operations.

• Côté Gold reached commercial production on August 1, 2024, and achieved positive mine-site free cash flow in the quarter. The ramp-up of the operation continued to progress and remains on track to exit the year at 90% of the design throughput rate of 36,000 tonnes per day ("tpd"). Record daily throughput of 42,096 tpd was achieved following the scheduled shutdown in September, during which key optimizations and improvements were made to improve the availability and performance of the processing plant.

• The cash cost1 guidance range, excluding Côté Gold, is unchanged and full year costs are expected to be at the low end of the previously lowered range of $1,175 to $1,275 per ounce sold and the all-in-sustaining-cost1 ("AISC") guidance range is unchanged and full year costs are expected to be at the bottom end of the range of $1,700 to $1,825 per ounce sold.

• For Côté Gold, the company expects cash costs and AISC at the end of the year at the top end of the guidance range of $700 to $800 per ounce sold and $1,100 to $1,200 per ounce sold, respectively. The costs may exceed the top range depending on timing and one time cost of initiatives and improvements implemented to achieve the ramp-up target.

• Revenues were $438.9 million from sales of 184,000 ounces at an average realized gold price1 of $2,391 per ounce and $1,163.1 million YTD from sales of 514,000 ounces at an average realized gold price of $2,260 per ounce.

• Essakane and Westwood cost of sales per ounce sold was $1,213 ($1,119 YTD), cash cost1 per ounce sold was $1,208 ($1,115 YTD) and AISC per ounce sold was $1,789 ($1,626 YTD).

• Côté Gold cost of sales and cash cost1 per ounce sold, net of capitalized operating costs during the pre-commercial production period, was $1,033 ($984 YTD) and $1,030 ($982 YTD) per ounce sold, respectively.

• Net earnings and adjusted net earnings per share attributable to equity holders1 of $1.04 and $0.18 for the third quarter, respectively; YTD net earnings and adjusted net earnings per share attributable to equity holders1 of $1.39 and $0.45, respectively. The third quarter and YTD net earnings were adjusted for a $462.3 million gain on the reversal of the previously recorded impairment at Westwood.

• Net cash from operating activities was $146.2 million for the third quarter and $383.4 million YTD. Net cash from operating activities, before movements in working capital and non-current ore stockpiles1, was $161.2 million for the third quarter and $473.2 million YTD.

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")1 was $719.6 million during the third quarter ($1,063.5 million YTD) and adjusted EBITDA1 was $221.7 million during the third quarter ($565.2 million YTD). The third quarter and YTD EBITDA was adjusted for a $462.3 million gain on the reversal of the previously recorded impairment at Westwood.

• Mine-site free cash flow1, excluding Côté Gold, was $97.4 million for the third quarter and $283.6 million YTD. The mine-site free cash flow from Côté Gold was $23.3 million during the third quarter.

• The Company has available liquidity1 of $959.3 million, mainly comprised of cash and cash equivalents of $553.4 million and the available balance of the revolving credit facility ("Credit Facility") of $404.9 million as at September 30, 2024.

• In health and safety, for the quarter ended September 30, 2024, the Company reported a TRIFR (total recordable injuries frequency rate) of 0.46, an improved trend since last year.

Corporate

• On July 9, 2024, the Company finalized an insurance claim of $27.3 million relating to the property and business interruption loss arising from the October 30, 2020, seismic event in the Westwood mine. The proceeds were received during the third quarter 2024.

• On September 30, 2024, the Company provided Sumitomo Metal Mining Co. Ltd. ("Sumitomo" or "SMM") with the required 60 days formal irrevocable notice to repurchase the 9.7% interest of the Côté Gold that was transferred to Sumitomo as part of the JV funding and Amending Agreement entered into on December 19, 2022. This transaction is expected to close on November 30, 2024, and will return IAMGOLD to its full 70% interest in Côté Gold. The repurchase price of approximately $377 million will be funded using the proceeds from the $300 million equity financing completed during the second quarter 2024 and with available liquidity.

• During the quarter, the Company delivered 37,500 ounces into the 2022 Gold prepay arrangements. Subsequent to quarter end, the Company delivered its October obligations of 12,500 ounces into the arrangement, reducing the outstanding balance to 100,000 ounces.

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• The Company intends to renew its base shelf prospectus, following the expiry of the prior base shelf in October 2024. The renewal is consistent with past practice to provide financial flexibility. The new base shelf prospectus will be filed after market close on November 7, 2024. The Company has no present intention to offer securities pursuant to the new base shelf prospectus. The notice set out in this paragraph does not constitute an offer to sell or a solicitation of an offer to buy any securities.

QUARTERLY REVIEW

For more details and the Company's overall outlook for 2024, see "Outlook", and for individual mine performance, see "Quarterly Updates". The following table summarizes certain operating and financial results for the three months ended September 30, 2024 (Q3 2024) and September 30, 2023 (Q3 2023) and the nine months ended September 30, (or YTD) 2024 and 2023 and certain measures of the Company's financial ("discontinued operations") position as at December 31, 2023, and September 30, 2023.

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Key Operating Statistics ($ millions from continuing operations)
Gold production - attributable (000s oz)
- Essakane	100	84	329	264
- Westwood	32	25	99	65
Subtotal	132	109	428	329
- Côté Gold (60.3%)	41	-	62	-
Total gold production - attributable (000s oz)	173	109	490	329
Gold sales - attributable (000s oz)
- Essakane	101	84	325	265
- Westwood	29	22	97	61
Subtotal	130	106	422	326
- Côté Gold (60.3%)	41	-	55	-
Total gold sales - attributable (000s oz)	171	106	477	326
Cost of sales[1] ($/oz sold) - attributable
- Essakane	$1,226	$1,417	$1,099	$1,249
- Westwood	1,171	1,506	1,185	1,674
Subtotal	$1,213	$1,436	$1,119	$1,329
- Côté Gold	1,033	-	984	-
Total cost of sales[1] ($/oz sold) - attributable	$1,170	$1,436	$1,103	$1,329
Cash costs[2] ($/oz sold) - attributable
- Essakane	$1,223	$1,372	$1,097	$1,201
- Westwood	1,157	1,506	1,174	1,667
Subtotal	$1,208	$1,400	$1,115	$1,288
- Côté Gold	1,030	-	982	-
Total cash costs[2] ($/oz sold) - attributable	$1,165	$1,400	$1,099	$1,288
AISC[2] ($/oz sold) - attributable
- Essakane	$1,730	$1,798	$1,498	$1,510
- Westwood	1,617	2,138	1,708	2,486
Subtotal	$1,789	$1,975	$1,626	$1,803
- Côté Gold[4]	$1,602	$-	$1,602	$-
Total AISC[2] ($/oz sold) - attributable	$1,756	$1,975	$1,625	$1,803
Average realized gold price[2,3]($/oz)	$2,391	$1,937	$2,260	$1,934
  Throughout this news release cost of sales, excluding depreciation, is disclosed in the segment note in the consolidated interim financial statements.
  Refer to the "Non-GAAP Financial Measures" disclosure at the end of this news release for a description and calculation of these measures.
  The average realized gold price in the third quarter 2024, excluding the impact of the 2022 Prepay Arrangement (as defined below), was $2,498 per ounce and $2,324 per ounce YTD 2024.
  All-in sustaining cost for Côté Gold represents the two-month period following achievement of commercial production.

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	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Financial Results ($ millions from continuing operations)
Revenues	$438.9	$224.5	$1,163.1	$689.5
Gross profit	$162.6	$4.6	$419.0	$74.3
EBITDA[1]	$719.6	$61.8	$1,063.5	$310.8
- Continuing operations	$719.6	$61.8	$1,063.5	$296.4
- Discontinued operations	$-	$-	$-	$14.4
Adjusted EBITDA[1]	$221.7	$57.8	$565.2	$227.9
- Continuing operations	$221.7	$57.8	$565.2	$204.5
- Discontinued operations	$-	$-	$-	$23.4
Net earnings (loss) attributable to equity holders	$594.1	$(0.8)	$733.4	$103.7
- Continuing operations	$594.1	$(0.8)	$733.4	$98.1
- Discontinued operations	$-	$-	$-	$5.6
Adjusted net earnings (loss) attributable to equity holders[1]	$101.0	$(4.0)	$238.8	$32.6
- Continuing operations	$101.0	$(4.0)	$238.8	$18.0
- Discontinued operations	$-	$-	$-	$14.6
Net earnings (loss) per share attributable to equity holders - continuing operations	$1.04	$(0.00)	$1.39	$0.21
Adjusted net earnings (loss) per share attributable to equity holders[1] - continuing operations	$0.18	$(0.01)	$0.45	$0.04
Net cash from operating activities before changes in working capital[1] - continuing operations	$161.2	$29.3	$473.2	$106.8
Net cash from operating activities	$146.2	$37.5	$383.4	$89.5
- Continuing operations	$146.2	$37.5	$383.4	$74.1
- Discontinued operations	$-	$-	$-	$15.4
Mine-site free cash flow[1]	$120.7	$2.1	$306.9	$25.3
- Continuing operations	$120.7	$2.1	$306.9	$19.4
- Discontinued operations	$-	$-	$-	$5.9
Capital expenditures[1,2] - sustaining	$84.7	$50.4	$197.2	$131.7
Capital expenditures[1,2] - expansion	$11.2	$191.6	$188.7	$478.3
	September 30	December 31	September 30	December 31
	2024	2023	2024	2023
Financial Position ($ millions)
Cash and cash equivalents	$553.4	$367.1	$553.4	$367.1
Long-term debt	$810.7	$830.8	$810.7	$830.8
Net cash (debt)[1]	$(449.0)	$(649.5)	$(449.0)	$(649.5)
Available Credit Facility	$404.9	$387.0	$404.9	$387.0
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  Sustaining and expansion capital expenditures represent incurred expenditures for property, plant and equipment and exploration and evaluation assets, and exclude right-of-use assets and working capital impacts. Sustaining capital expenditures for Côté Gold represent the two-month period following achievement of commercial production.

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OUTLOOK

Production

	YTD 2024	Full Year Guidance 2024
Essakane (000s oz)	329	380 - 410
Westwood (000s oz)	99	115 - 130
Total attributable production (000s oz)	428	495 - 540
Côté Gold, 60.3% (000s oz)	62	130 - 175

Essakane & Westwood

Production at Essakane is expected to be at the top end of the guidance of 410,000 ounces. On a quarter-over-quarter basis, Essakane production in the fourth quarter will be lower compared to prior quarters due to grade sequencing in the mine plan.

Production at Westwood is expected to be at the top end of the guidance range of 130,000 ounces for the year.

Côté Gold

Production guidance at Côté Gold on a 100% basis is expected to be on the lower end of the guidance of 220,000 to 290,000 ounces (130,000 to 175,000 ounces on a 60.3% basis for IAMGOLD - see "Côté Gold" below). This estimate assumes that operations will continue to ramp-up and exit the year at a throughput rate of approximately 90% of the 36,000 tonnes per day nameplate processing plant throughput rate.

Costs

	YTD 2024	Full Year Guidance 2024[1]
Essakane (000s oz)
Cash costs ($/oz sold)	$1,097	$1,175 - $1,275
AISC ($/oz sold)	$1,498	$1,575 - $1,675
Westwood (000s oz)
Cash costs ($/oz sold)	$1,174	$1,200 - $1,300
AISC ($/oz sold)	$1,708	$1,775 - $1,900
Essakane + Westwood
Cost of sales[2] ($/oz sold)	$1,119	$1,175 - $1,275
Cash costs[2,3] ($/oz sold)	$1,115	$1,175 - $1,275
AISC[2,3] ($/oz sold)	$1,626	$1,700 - $1,825
Côté Gold	Refer to Côté Gold section below
  The full year guidance is based on the following 2024 full year assumptions, before the impact of hedging: average realized gold price of $2,233 per ounce, USDCAD exchange rate of 1.36, EURUSD exchange rate of 1.08 and average crude oil price of $82 per barrel.
  Consists of Essakane and Westwood on an attributable basis of 90% and 100%, respectively.
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

The 2024 cost guidance for Essakane and Westwood combined is unchanged and is expected to be in the range of $1,175 to $1,275 for cash costs per ounce sold and $1,700 to $1,825 for AISC per ounce sold.

Essakane

Cost guidance for Essakane is expected to be at the low end of the range of $1,175 to $1,275 for cash cost per ounce sold and within the range of $1,575 to $1,675 for AISC per ounce sold. Operating costs are expected to remain in line with levels experienced in recent quarters, while the unit cost is expected to increase due to the expected lower production in the fourth quarter. AISC is expected to be higher in the fourth quarter due to lower production and an increase in capitalized waste stripping to support the 2025 production plan.

Westwood

Cost guidance for Westwood is expected to be at the low end of the range of $1,200 to $1,300 for cash cost per ounce sold and $1,775 to $1,900 for AISC per ounce sold. Fourth quarter unit costs are expected to be higher with the annual mill shutdown scheduled for November, which includes the replacement of certain mill equipment, in addition to new production drills expected to be commissioned in the quarter.

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Côté Gold

During the ramp-up period and prior to achieving near nameplate production rates, operating and capitalized waste stripping unit costs are expected to be higher than the expected life of mine average as outlined in the existing 43-101 technical report (dated August 12, 2022) as fixed costs are absorbed by lower volumes, increases in certain cost inputs from the impact of inflation since completion of the technical report, and higher royalty costs due to higher gold prices. As Côté Gold achieves 90% throughput, which is expected by the end of the year, the Company estimates cash costs at that time to be at the top end of the range of $700 to $800 per ounce sold and AISC of $1,100 to $1,200 per ounce. The costs may exceed the top range depending on timing and one time cost of initiatives and improvements implemented to achieve the ramp-up target.

Capital Expenditures

Essakane and Westwood

	YTD 2024[1]			Full Year Guidance 2024[2]
($ millions)	Sustaining[3]	Expansion	Total	Sustaining[3]	Expansion	Total
Essakane (±5%)	$131.4	$3.0	$134.4	$170	$5	$175
Westwood (±5%)	47.6	0.1	47.7	70	-	70
	$179.0	$3.1	$182.1	$240	$5	$245
Corporate	1.1	-	1.1	-	-	-
Total[4]	$180.1	$3.1	$183.2	$240	$5	$245
  100% basis, unless otherwise stated.
  Capital expenditures guidance (±5%) at Essakane and Westwood.
  Sustaining capital includes capitalized stripping of (i) $39.7 million for Essakane and $1.2 million for Westwood in the third quarter 2024, (ii) $93.0 million for Essakane and $5.3 million for Westwood YTD 2024, and (iii) $115 million for Essakane and $7 million for Westwood for the full year guidance. See "Outlook" sections below.
  Includes $3 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

Sustaining capital expenditures¹ estimates for Essakane and Westwood this year are unchanged at approximately $240 million (± 5%) with capitalized waste stripping continuing to progress into new ore phases and the replacement of certain equipment to improve efficiency and maintenance costs at Essakane, and the early commencement of mill integrity projects originally scheduled for 2025 and renewal of the underground mining fleet at Westwood.

Côté Gold (100%)

($ millions)	Q3 2024[1]	YTD 2024[1]	Full Year Guidance 2024[2]
Project expenditures[3] to first gold	$-	$151.7	$152
Project expenditures[3] post first gold	3.7	34.4	67
Subtotal Project expenditures[3]	3.7	186.1	219
Capitalized waste stripping	7.5	36.5	60
Capitalized operating pre-production costs	4.8	56.3	60
Capital expenditures related to operations	29.2	55.2	115
Total	$45.2	$334.1	$454
  100% basis, unless otherwise stated.
  Capital expenditures guidance (±5%).
  Project expenditures is a non-GAAP financial measure and is inclusive of supplies inventories purchased during the project phase. See "Non-GAAP Financial Measures".

Côté Gold's capital expenditures guidance is unchanged. Capital expenditures related to operations in 2024 are expected to be higher than the life-of-mine average as the mine progresses the completion of construction of the full tailings dam footprint to support the life of mine. Following the achievement of commercial production in early August 2024, the determination of the classification of capital expenditures as either sustaining or expansion is dependent upon the nature of the expenditure in accordance with World Gold Council guidelines. Certain scopes of work from the initial project, which were not on the critical path to achieve commercial production, such as the completion of required earthworks and support infrastructure, remain classified as expansion capital, as well as certain projects targeting expanded crushing capacity at the mill.

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Exploration Outlook

Exploration expenditures for 2024 are expected to be approximately $20 million, including $5 million on the Gosselin resource delineation drilling program, as well as other near-mine and greenfield programs.

	YTD 2024			Full Year Guidance 2024[1]
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects - greenfield	$0.5	$12.3	$12.8	$-	$15	$15
Exploration projects - brownfield	4.5	2.0	6.5	3	2	5
	$5.0	$14.3	$19.3	$3	$17	$20

1. The full year guidance does not include expenditures for the Bambouk Assets sales currently held for sale. See "Bambouk Assets, West Africa" for additional details.

Income Taxes Paid and Depreciation Outlook

Guidance on cash taxes is unchanged, with the Company expecting to pay cash taxes in the range of $50 to $60 million during 2024. Cash tax payments do not occur evenly by quarter, as amounts paid in a quarter can include payments of the final balance of the prior year taxes and payments of instalments for the current year, both required to be made at times as prescribed by different countries. The income taxes paid guidance reflects continuing operations and does not include cash tax obligations arising as part of the Bambouk sales process. See "Bambouk Assets" for additional details.

Depreciation expense for 2024 is expected to be in the range of $255 to $265 million with increased depreciation expense in the fourth quarter following the achievement of commercial production at Côté Gold and the impairment reversal at the Doyon cash generating unit ("CGU"), which contains the Westwood mine complex.

($ millions)	YTD 2024	Full Year Guidance 2024
Depreciation expense	$177.4	$255 - $265
Income taxes paid	$45.5	$50 - $60

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company is committed to:

• Maintaining its culture of accountable mining through high standards of ESG practices; and

• The vision of Zero Harm®, in key aspects of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company's employees, contractors and consultants first.

Health and Safety

Health and safety is core to the Company's pursuit of its Zero Harm® vision. Through various prevention programs, the Company continually promotes a wellness program and a safe work environment at its sites. The TRIFR (total recordable injuries frequency rate) was 0.46 as at September 30, 2024 (compared to 0.63 as at September 30, 2023), tracking below the Company's annual target of 0.66.

In the third quarter 2024, the Company continued to progress the development of a Critical Risks Program that focuses on the industry's most critical risks and controls. The Company drafted Critical Risks Protocols and continues to engage with its workforce to seek feedback on the Protocols.

Essakane conducted a management review of its health and safety management system and both Côté Gold and Westwood bolstered their health and safety teams with additional staff.

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Environmental

In 2024, the key environmental focus areas for the Company are on water and biodiversity. The Company has begun the development of a water stewardship framework that takes a catchment-based planning approach, to enhance its management capacities in this area and allow the Company to evaluate its impacts and contributions to regional watersheds. In the third quarter of 2024, the Company continued the development of a standalone Water Management Standard; this work is expected to be completed in the fourth quarter 2024. In 2024, the Company will also expand on the initial biodiversity assessment performed in 2022 to develop a more comprehensive roadmap to support its biodiversity goal and evaluate the appropriateness of the Company reporting against the Taskforce on Nature-related Financial Disclosures. In the third quarter of 2024, the Company continued to conduct biodiversity assessments at its active sites to understand its dependencies and impacts on nature.

At Essakane, the Falagountou Closure Plan was filed at the end of March 2024. Essakane's Closure Plan that was submitted in 2019 is currently being updated and the target timeline for the submission is the first quarter 2025. Essakane conducted a management review of its environmental management system. The site also ran an environmental 'stop incident' campaign to educate and empower employees to recognize and respond to environmental risks.

At Westwood, the 2021 Closure Plan was approved on June 11, 2024, and the Doyon Closure Plan was approved on July 3, 2024, by the Quebec Ministry of Natural Resources and Forestry. Westwood continued hydroseeding to prevent soil erosion in targeted areas as part of the closure activities at the Fayolle satellite pit. Westwood continues to pilot water recycling projects to reduce water withdrawal from the Bousquet River.

Côté Gold submitted its Phase 1 Environmental Effects Monitoring Report to Environment and Climate Change Canada. Côté Gold submitted its greenhouse gas emissions report for 2023 to Ontario's Emissions Performance Standard Program, which required reasonable assurance under ISO 14064.

As of September 30, 2024, there were zero environmental significant incidents.

Social Performance

The Company reviewed its approach to community investment and initiated the development of a Community Investment Strategy. The sites continue to engage with their communities of interest and support community investment initiatives. At Essakane, key engagements and activities included discussions on economic, social, security, and resettlement topics, engagements with stakeholders as part of the Essakane Closure Plan and monitoring of artisanal miners. The Company continues to address legacy issues from the original Relocation Action Plan ("RAP 1") with the rebuilding of select houses. The Company is expected to complete all rebuilding efforts associated with RAP 1 within a three-year time period. As of September 30, 2024, there was one Level 2 community-related incident, as there was an intrusion at the closed Falagountou satellite pit at Essakane. Artisanal miners were removed from the site by the local Gendarmerie and no incidents were reported.

The Côté Gold Impact Benefit Agreement Annual Report was shared with First Nations Partners. Côté Gold hosted several academic institutions and non-governmental organizations for a tour of the site to share information on the advanced technologies used at the mine, approach to responsible mining and career opportunities offered at Côté Gold and within the industry. At Westwood, the team continued to meet with Abitibiwinni First Nation related to the development of an Impact Benefit Agreement.

Indigenous Relations

As a Canadian business committed to responding to the Truth and Reconciliation Commission of Canada's Calls to Action, the Company continues to take meaningful action towards reconciliation by respecting and upholding Indigenous rights, founded upon relationships that foster trust, transparency and mutual respect. The Company is committed to engaging in a manner that respects the principle of self-determination of Indigenous people, aims to achieve their right to free, prior and informed consent and respects their cultural heritage and traditions. These principles are enshrined in the United Nations Declaration on the Rights of Indigenous People and form the foundation of IAMGOLD's Indigenous Engagement Policy. In honour of the National Day for Truth and Reconciliation, IAMGOLD hosted a Courageous Conversation on October 3, 2024, in the Toronto office to learn and discuss the historical and current context of Indigenous relations within Canada, the business imperative for engaging Indigenous communities, and about opportunities for individuals to practice active allyship.

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OPERATIONS

Côté Gold Mine (IAMGOLD interest - 60.3%) | Ontario, Canada

	Q3 2024	YTD 2024
Key Operating Statistics (100% basis, unless otherwise stated)
Ore mined (000s t)	3,159	7,212
Grade mined (g/t)	1.02	0.91
Operating waste mined (000s t)	5,213	11,901
Capital waste mined (000s t)	2,006	9,376
Material mined (000s t) - total	10,378	28,489
Strip ratio[1]	2.3	3.0
Ore milled (000s t)	1,633	2,515
Head grade (g/t)	1.41	1.39
Recovery (%)	93	92
Gold production (000s oz) - 100%	68	103
Gold production (000s oz) - attributable 60.3%	41	62
Gold sales (000s oz) - 100%	69	92
Average realized gold price, excluding prepay deliveries[2] ($/oz)	$2,505	$2,464
Financial Results ($ millions - 60.3% interest)
Revenues[3]	$104.4	$136.4
Cost of sales[3]	43.0	54.4
Production costs	39.1	54.4
(Increase)/decrease in finished goods	(2.6)	(7.5)
Royalties	6.5	7.5
Cash costs[2]	42.9	54.3
Sustaining capital expenditures[2,4]	17.1	17.1
Expansion capital expenditures[2,4]	10.3	185.6
Total sustaining and expansion capital expenditures[2,4]	27.4	202.7
Earnings from operations	44.0	61.4
Mine site free cash flow[2]	23.3	23.3
Unit costs per tonne[2]
Mine costs per tonne mined	$3.95	$3.77
Mill costs per tonne milled[2]	$19.34	$17.06
G&A costs per tonne milled[2]	$10.46	$9.60
Operating costs per ounce[5]
Cost of sales excluding depreciation ($/oz sold)	$1,033	$984
Cash costs[2] ($/oz sold)	$1,030	$982
AISC[2,5] ($/oz sold)	$1,602	$1,602
  Strip ratio is calculated as waste mined divided by ore mined.
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  As per note 29 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
  All-in sustaining cost and sustaining capital expenditure represents the two-month period following achievement of commercial production on August 1, 2024, and excludes working capital adjustments. Expansion capital expenditures include Project Expenditures.
  Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Operations

Attributable gold production in the third quarter 2024 was 41,000 ounces, higher by 21,000 than the second quarter 2024, as the mill continued to ramp-up following the achievement of commercial production on August 1, 2024.

Mining activity totaled 10.4 million tonnes in the third quarter 2024, in line with the prior quarter and ore tonnes mined increased to 3.2 million tonnes during the period with an associated decrease in the strip ratio to 2.3:1 waste to ore. The average grade of mined ore was 1.02 g/t, in line with the mine plan. The reconciliation between the grade control and reserve models is in line with expected tolerances.

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The mine has two CAT 6060 electric shovels and eighteen CAT 793 autonomous haul trucks in operation, with an additional three haul trucks to be commissioned before the end of the year. Drilling and blasting activity have seen month-over-month improvements, resulting from enhanced drill fleet performance with better blast pattern preparation, which has led to higher levels of in-pit blasted ore inventory available for loading and hauling operations. Mining activities are continually being optimized, including blasting patterns, drill operating procedures and maintenance practices, to increase production levels to meet throughput requirements once the mill has ramped-up.

Mill throughput in the third quarter 2024 totaled 1.6 million tonnes, approximately double the amount from the prior quarter. Throughput was impacted by the mid-September shutdown (discussed below) and an unplanned shutdown at the end of the month from an electrical failure in a motor control center. Head grades of 1.41 g/t were in line with the mine plan, which requires feed material from a combination of higher grade direct-feed ore and higher-grade stockpiles. Recoveries in the plant averaged 93% in the quarter. The gravity circuit was commissioned towards the end of the second quarter, though has yet to be brought online due to the better than planned recoveries to date versus the mine plan, and as the plant operates through periods of instability during the ramp-up. The in-circuit gold inventory is approximately 10,000 ounces of gold, in line with expectation.

The Company undertook an 8-day mill shutdown in September to deploy key optimizations and improve the operating availability of the plant, in support of the goal to ramp-up throughput to 90% by the end of the year and continued improvements in 2025 to achieve nameplate throughput. The priority of the work performed during the shutdown was to stabilize the crushing circuit and attend to the primary causes for low availability in the second quarter which included replacing 90% of the chutes with higher abrasive-resistant material to reduce the level of wear and using new types of screening with refined aperture-shapes in the coarse ore screening area. In order to provide flexibility, redundancy and improve overall capacity, Côté Gold added a mobile crushing unit in the third quarter, which operates in parallel with the crushing circuit. The capacity of the plant after the coarse ore dome, entailing the flow of material through the HPGR and into the wet-side of the plant (grind, leach, carbon in pulp), has demonstrated the ability to operate at levels of availability and throughput in line with or in excess of design capacity. The company will be installing an additional secondary crusher in the second half of next year to provide additional capacity and redundancy in support of the operation.

Following the restart, the performance and availability of the crushing circuit improved significantly, which has allowed for improved plant performance. Over the month of October, plant throughput averaged approximately 27,600 tpd, or 77% of nameplate, during which time a record daily throughput of 42,096 tpd was achieved on October 15.

Financial Performance (60.3% basis)

For accounting purposes, revenue and cost of sales are recognized at 60.3% from the commencement of the first sale. Up to the exercise of the repurchase option from Sumitomo (see below), IAMGOLD will continue to fund operating and capital expenditures through cash calls at its 60.3% interest and will receive 60.3% of gold production (see "Funding Agreement with Sumitomo" below for accounting of IAMGOLD's 60.3% interest in the project).

Production costs of $39.1 million were incurred during the three months ended September 30, 2024. Production cost is net of $2.9 million of operating expenditures incurred during July, related to milling and surface costs that have been capitalized during commissioning and ramp-up efforts in advance of achieving commercial production.

• Mining cost of $3.95 per tonne mined and $3.77 per tonne mined during the three and nine months ended September 30, 2024, respectively, was higher during the third quarter due to higher than planned rehandling of ore to achieve the required segregation of high grade material, higher maintenance costs on the drill rigs to improve availability and higher contractor costs to support the ramp-up of the mine.

• Mill cost of $19.34 per tonne milled and $17.06 per tonne milled during the three and nine months ended September 30, 2024, respectively, is higher than expected as the average throughput during the quarter was below nameplate capacity as the mill is in the process of ramping up and due to the shutdown in the third quarter. Costs were also higher due to costs incurred during the quarter to deploy key optimizations to improve the operating availability of the plant. Unit costs are expected to decrease as throughput increases and costs stabilize.

• G&A cost $10.46 per tonne milled and $9.60 per tonne milled during the three and nine months ended September 30, 2024, respectively, is higher than expected as the average throughput during the quarter was below nameplate capacity as the mill is in the process of ramping up and due to the shutdown in the third quarter. Unit costs are expected to decrease as throughput increases.

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Cost of sales, excluding depreciation, during the three and nine months ended September 30, 2024, totaled $43.0 million and $54.4 million, respectively, and is net of $2.6 million and $7.5 million, respectively, of the production cost related to the in-circuit inventory that was built up during the period and is recorded in inventory as finished goods. Cost of sales includes $6.5 million and $7.5 million of royalties for the three and nine months ended September 30, 2024, respectively. Cost of sales per ounce sold, excluding depreciation, was $1,033 and $984 for the three and nine months ended September 30, 2024, respectively.

Cash costs during the three and nine months ended September 30, 2024, totaled $42.9 million and $54.3 million, respectively. Cash cost per ounce sold during the three and nine months ended September 30, 2024, was $1,030 and $982, respectively. Cash costs exclude production costs that have been capitalized during commissioning and ramp-up efforts in advance of achieving commercial production.

AISC per ounce sold was $1,602 for the two months in the period following the achievement of commercial production, with the sustaining capital expenditures totaling $17.1 million that includes capitalized waste stripping and projects which are sustaining in nature in line with World Gold Council guidance. Included in sustaining capital and AISC is approximately $6.5 million and $226 per ounce sold, respectively, in support of the construction of the full tailings dam footprint to support the life of mine; excluding this non-recurrent capital item, AISC per ounce sold was $1,376 for the two months in the period following the achievement of commercial production.

Project and capital expenditures, on an 100% and incurred basis, of $45.2 million in the third quarter 2024 ($334.1 million YTD), includes:

• Project expenditures following first gold of $3.7 million to support the completion of commissioning and certain scopes of non-critical path earthwork and infrastructure. Prior to the first gold pour on March 31, 2024, project expenditures incurred were $151.7 million, totaling $186.1 million for the year.

• In addition to the project expenditures, approximately $4.8 million of operating expenditures related to milling and surface costs have been capitalized during the quarter ($56.3 million YTD) in support of the commissioning and ramp-up efforts in advance of achieving commercial production.

• Capital expenditures related to operations for the third quarter 2024 were $36.7 million ($91.7 million YTD), including $7.5 million of capitalized stripping ($36.5 million YTD), $18.0 million of tailings and earthworks ($37.7 million YTD), $0.8 million of mobile equipment ($5.4 million YTD) and $10.4 million of capital projects related to operation improvements and ramp-up ($12.1 million YTD).

Total capital expenditures paid during the quarter, on a 60.3% basis, were $37.2 million ($217.4 million YTD), which includes, on a 60.3% basis, the $27.4 million incurred in the third quarter 2024 ($202.7 million YTD) and working capital adjustments and long term advances of $9.8 million ($14.7 million YTD). (see "Non-GAAP Financial Measures - Sustaining and Expansion Capital Expenditures").

2024 Outlook - 100%

Production guidance at Côté Gold is reaffirmed and is expected to be on the lower end of the guidance range of 220,000 to 290,000 ounces (130,000 to 175,000 ounces on a 60.3% basis), as improvements to mill availability are made during the ramp-up of operations.

As Côté Gold achieves 90% of the 36,000 tonnes per day nameplate production rate, which is expected by the end of the year, the Company estimates cash costs at that time to be in the range of approximately $700 to $800 per ounce sold and AISC of $1,100 to $1,200 per ounce sold. The costs may exceed the top range depending on timing and one time cost of initiatives and improvements implemented to achieve the ramp-up target.

Capital expenditures for 2024 at Côté Gold are outlined in the Outlook section above. Excluding project expenditures for completion of the project, capital expenditures, on a 100% basis, related to: capitalized waste stripping, capitalized operating pre-production costs, and capital expenditures related to operations (including expansion of the tailings management facility, additional mining equipment and owners' costs as outlined in the mine plan) are expected to total $235 million this year with $148 million expended year to date.

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Côté Gold's capital expenditures in 2024 are expected to be higher than the life-of-mine average as the mine progresses the completion of the construction of the full tailings dam footprint to support the life of mine. Following the achievement of commercial production in early August 2024, the determination of the classification of capital expenditures as either sustaining or expansion is dependent upon the nature of the expenditure in accordance with World Gold Council guidelines. Certain scopes of work from the initial project, which were not on the critical path to achieve commercial production, such as the completion of required earthworks and support infrastructure, remain classified as expansion capital, as well as certain projects targeting expanded crushing capacity at the mill.

Exploration

Gosselin Zone Drilling

The Gosselin zone is located immediately to the northeast of the Côté zone. Approximately 35,000 metres of expansion and delineation diamond drilling was originally planned for 2024, and approximately 12,300 metres and 35,200 metres were completed in the three and nine months ended September 30, 2024, respectively, and the program has been increased by 4,000 metres. The drill program this year is being conducted to test the extensions of the Gosselin zone and the gap between the Gosselin West Breccia body and the Côté Breccia at depth. In addition, 6,000 metres is planned this year to test high potential targets along the favourable structural corridor that links the Côté and Gosselin zones and runs through the Chester intrusive complex. Approximately 2,200 metres were drilled on the Clam Lake target area.

On October 15, 2024, the Company provided an update on the assay results from its delineation and expansion drilling program at Gosselin with assay highlights including: 368.8 metres grading 0.96 g/t Au in drill hole GOS23-151 from 221.2 m; 235.0 metres grading 2.70 g/t Au in drill hole GOS24-160 from 697.0 m; 357.0 metres grading 1.10 g/t Au in drill hole GOS24-166 from 864.0 m; and 18.5 metres grading 12.33 g/t Au in drill hole GOS24-177 from 262.5 m (see news release dated October 15, 2024).

Côté Zone Drilling

During the three months ended September 30, 2024, a drilling program was initiated and approximately 2,000 metres of diamond drilling were completed as part of an infill drilling program to improve resource confidence within depth extensions of the Côté deposit.

Technical studies are progressing to advance metallurgical testing, conduct mining and infrastructure studies in order to review alternatives for potential inclusion of the Gosselin deposit into a future Côté Gold LOM plan.

Funding Agreement with Sumitomo

On December 19, 2022, the Company announced it had entered into the JV Funding and Amending Agreement with SMM, whereby SMM contributed $250.0 million of the Company's funding obligations to the Côté Gold UJV and as a result, the Company transferred 9.7% of its interest in Côté Gold to SMM (the "Transferred Interests") with a right to repurchase the Transferred Interests to return to its full 70% interest in the Côté Gold Mine.

The JV Funding Agreement also provides that until the earlier of the Company repurchasing the Transferred Interests and November 30, 2026, the Company will pay a repurchase option fee to Sumitomo equal to the three-month Secured Overnight Financing Rate ("SOFR") plus 4% on the contributions made by Sumitomo due to the Transferred Interests.

On September 30, 2024, the Company provided Sumitomo with the required 60 days formal irrevocable notice to exercise its right to repurchase the 9.7% interest in Côté Gold with the transaction closing expected on November 30, 2024, which will return IAMGOLD to its full 70% interest in Côté Gold.

The repurchase price is approximately $377 million and includes $23.7 million for the repurchase option fee accrued during 2023. The payment will be funded using the proceeds from the $300 million equity financing completed during the second quarter 2024 and with available liquidity.

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The total payment of the repurchase is the aggregate amounts contributed by SMM on behalf of the Company, totaling $250.0 million, plus any incremental contributions made, and less incremental gold production received by SMM based on its increased ownership, up to achieving commercial production. SMM will retain the net proceeds or payments corresponding to its increased ownership from the achievement of commercial production, as defined by the UJV agreement, up to the repurchase of the Transferred Interests.

The UJV agreement defines the start of commercial production as the first day of the month following the period in which the mill operated at an average of 60% of the expected annual throughput over 30 days. On August 2, 2024, the Company announced commercial production at Côté Gold, thereby equating to an effective commercial production date, as defined by the UJV agreement, of September 1, 2024.

For accounting purposes, the JV Funding and Amending Agreement did not meet the requirements under IFRS to recognize the dilution of the Company's interest in the Côté UJV as a sale and the Company will continue to account for 70% of the assets and liabilities of the joint venture and for 60.3% of the revenues and costs up to the repurchase date. In advance of the repurchase of the Transferred Interests, the Company will fund only 60.3% of the operating and capital expenditures through cash calls and receive 60.3% of the gold production.

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Essakane Mine (IAMGOLD interest - 90%)1 | Burkina Faso

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Key Operating Statistics[1]
Ore mined (000s t)	1,891	2,015	7,544	6,369
Grade mined (g/t)	1.45	1.16	1.53	1.32
Operating waste mined (000s t)	2,626	4,523	9,279	16,177
Capital waste mined (000s t)	7,684	4,101	17,727	7,893
Material mined (000s t) - total	12,201	10,639	34,550	30,439
Strip ratio[2]	5.5	4.3	3.6	3.8
Ore milled (000s t)	3,133	2,908	9,139	8,167
Head grade (g/t)	1.26	1.10	1.41	1.24
Recovery (%)	88	90	88	90
Gold production (000s oz) - 100%	112	93	366	293
Gold production (000s oz) - attributable 90%	100	84	329	264
Gold sales (000s oz) - 100%	113	94	361	295
Average realized gold price, excluding prepay deliveries[3] ($/oz)	$2,496	$1,940	$2,306	$1,936
Financial Results ($ millions)[1]
Revenues[4]	$280.8	$181.0	$833.9	$571.3
Cost of sales[4]	137.8	132.1	397.1	368.1
Production costs	119.5	121.0	344.7	346.4
(Increase)/decrease in finished goods	(1.5)	2.1	(5.1)	(7.1)
Royalties	19.8	9.0	57.5	28.8
Cash costs[3]	137.5	127.8	396.1	353.9
Sustaining capital expenditures[3]	55.3	36.6	131.4	83.2
Expansion capital expenditures[3]	0.9	0.4	3.0	1.4
Total sustaining and expansion capital expenditures[3]	56.2	37.0	134.4	84.6
Earnings from operations	106.7	3.7	307.0	77.7
Mine site free cash flow[3]	76.6	11.0	230.5	65.8
Unit costs per tonne[3]
Open pit mining cost per operating tonne mined	$5.20	$5.26	$5.33	$5.00
Milling cost per tonne milled	$18.87	$19.61	$18.91	$19.08
G&A cost per tonne milled	$9.28	$8.25	$8.98	$9.47
Operating costs per ounce[5]
Cost of sales excluding depreciation ($/oz sold)	$1,226	$1,417	$1,099	$1,249
Cash costs[3] ($/oz sold)	$1,223	$1,372	$1,097	$1,201
AISC[3] ($/oz sold)	$1,730	$1,798	$1,498	$1,510
  100% basis, unless otherwise stated.
  Strip ratio is calculated as waste mined divided by ore mined.
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  As per note 29 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
  Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Operations

Attributable gold production in the third quarter 2024 was 100,000 ounces, higher by 16,000 ounces or 19% compared to the same prior year period, primarily as a result of higher grades.

Mining activity in the third quarter 2024 was 12.2 million tonnes, higher by 1.6 million tonnes or 15% compared to the same prior year period, as the mining fleet operated near full capacity. In the prior year period, mining activity was lower due to periodic interruptions due to supply chain constraints related to the security environment in the country.

Mill throughput in the third quarter 2024 was 3.1 million tonnes at an average head grade of 1.26 g/t, 8% higher and 15% higher than the same prior year period, respectively. Average head grades decreased in the third quarter from levels in the first half of the year and are expected to continue to trend towards reserve grades, in line with the mine plan as mining activities prioritize waste stripping sequences in support of the 2025 production plan including the opening of the upper benches of Phase 7.

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The security situation in Burkina Faso continues to be a focus for the Company. Terrorist-related incidents are still occurring in the country, the immediate region of the Essakane mine and, more broadly, the West African region. The security situation in Burkina Faso and its neighboring countries continues to apply pressures to supply chains, although with a reduced impact and no business interruption in the first nine months of 2024. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and the activity levels at the site according to the security environment. The Company continues to invest in the security and supply chain infrastructure in the region and at the mine site. It is also incurring additional costs to bring employees, contractors, supplies and inventory to the mine.

Financial Performance - Q3 2024 Compared to Q3 2023

Production costs of $119.5 million were lower by $1.5 million or 1%, as higher levels of capitalized stripping costs resulted in lower production costs, which were offset by higher milling, general and administrative and security costs. The landed prices of key consumables, including light fuel, cyanide, grinding media and lime remained at levels experienced over the past few quarters.

Cost of sales, excluding depreciation, of $137.8 million was higher by $5.7 million or 4% primarily due to increased royalties, due to a new royalty rate structure announced in October 2023, coinciding with the increase in price of gold and higher sales volume. Cost of sales per ounce sold, excluding depreciation, of $1,226 was lower by $191 or 13% primarily due to higher production and sales volumes, as well as higher royalties.

Cash costs of $137.5 million were higher by $9.7 million or 8%, primarily due to higher royalties. Cash costs per ounce sold of $1,223 were lower by $149 or 11%, primarily due to higher production and sales volumes, partially offset by higher royalties.

AISC per ounce sold of $1,730 was lower by $68 or 4% primarily due higher sustaining capital expenditures offset by lower cash costs per ounce sold.

Total capitalized stripping of $39.7 million was higher by $4.6 million or 13%, as the mine fleet operated at full capacity and continued the strategic pushback of Phase 7 in the main pit in support of the 2025 mine plan.

Sustaining capital expenditures, excluding capitalized stripping, of $15.6 million included capital spares of $6.2 million, resource development of $2.0 million, generator overhaul of $1.9 million, tailings management of $1.8 million, mobile and mill equipment of $1.0 million, and other sustaining projects of $2.7 million. Expansion capital expenditures of $0.9 million were incurred to fulfill the community village resettlement commitment.

2024 Outlook

Essakane attributable production is expected to be at the top end of the guidance range of 380,000 to 410,000 ounces. The mill is expected to continue operating at nameplate capacity and the positive reconciliation from Phase 5 is expected to continue, however, the average feed grades is expected to decrease during the fourth quarter as mining activities continue to transition into the next phases of the pit, resulting in lower levels of ore mined requiring ore feed to be supplemented with low grade stockpile material.

Cost guidance for Essakane is expected to be at the low end of the range of $1,175 to $1,275 for cash cost per ounce sold and within the range of $1,575 to $1,675 for AISC per ounce sold. Operating costs are expected to remain in line with levels experienced in recent quarters, while the unit cost is expected to increase due to the expected lower production in the fourth quarter. AISC is expected to be higher in the fourth quarter due to lower production and an increase in capitalized waste stripping to support the 2025 production plan.

Capital expenditures guidance is approximately $175 million (±5%), with capitalized waste stripping continuing to progress into new ore phases and the replacement of certain equipment to improve efficiency and maintenance costs at Essakane.

Continued security incidents or related concerns could have a material adverse impact on future operating performance. The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage continuity of supply due to the security situation noted above while also investing in additional infrastructure and supply inventory levels appropriate to secure operational continuity. (See "Risks and Uncertainties")

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Westwood Complex (IAMGOLD interest - 100%) | Quebec, Canada

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Key Operating Statistics
Underground lateral development (metres)	1,032	1,133	3,505	4,008
Ore mined (000s t) - underground	84	79	256	203
Ore mined (000s t) - open pit	131	231	379	580
Ore mined (000s t) - total	215	310	635	783
Grade mined (g/t) - underground	9.08	6.81	9.01	6.86
Grade mined (g/t) - open pit	1.59	1.86	2.06	1.54
Grade mined (g/t) - total	4.51	3.12	4.86	2.92
Ore milled (000s t)	289	283	840	789
Head grade (g/t) - underground	9.09	6.66	9.04	6.80
Head grade (g/t) - open pit	1.43	1.57	1.72	1.37
Head grade (g/t) - total	3.67	2.94	3.94	2.76
Recovery (%)	93	92	93	93
Gold production (000s oz)	32	25	99	65
Gold sales (000s oz)	29	22	97	61
Average realized gold price, excluding prepay deliveries[1] ($/oz)	$2,497	$1,928	$2,309	$1,925
Financial Results ($ millions)
Revenues[2]	$73.1	$43.5	$225.4	$118.0
Cost of sales[2]	34.2	33.9	115.2	102.2
Production costs	37.1	36.7	116.3	109.2
(Increase)/decrease in finished goods	(2.9)	(2.8)	(1.4)	(7.0)
Royalties	-	-	0.3	-
Cash costs[1]	33.7	34.0	114.1	101.8
Sustaining capital expenditures[1]	11.8	13.8	47.6	48.2
Expansion capital expenditures[1]	-	-	0.1	0.2
Total sustaining and expansion capital expenditures[1]	11.8	13.8	47.7	48.4
Earnings/(loss) from operations[3]	490.3	2.1	533.8	(7.3)
Mine site free cash flow[1]	20.8	(8.9)	53.1	(46.4)
Unit costs per tonne[1]
Underground mining cost per tonne mined	$257.73	$251.36	$257.43	$293.00
Open pit mining cost per operating tonne mined	$6.20	$9.21	$9.59	$8.08
Milling cost per tonne milled	$22.18	$24.80	$22.88	$23.83
G&A cost per tonne milled	$17.24	$16.22	$18.04	$21.64
Operating costs per ounce[4]
Cost of sales excluding depreciation[5]($/oz sold)	$1,171	$1,506	$1,185	$1,674
Cash costs[1] ($/oz sold)	$1,157	$1,506	$1,174	$1,667
AISC[1] ($/oz sold)	$1,617	$2,138	$1,708	$2,486
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  As per note 29 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
  Included in the third quarter and YTD net earnings from operations is a $462.3 million gain on the reversal of the previously recorded impairment of the Doyon CGU.
  Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
  Includes non-cash ore stockpile and finished goods inventories NRV write-down of $nil for the third quarter 2024 (third quarter 2023 - $nil) and $nil for YTD 2024 (YTD 2023 - $3.2 million), which had an impact on cost of sales, excluding depreciation, per ounce sold of $nil for the third quarter 2024 (third quarter 2023 - $nil) and $nil for YTD 2024 (YTD 2023 - $53).

Page | 16 of 43

Operations

Gold production in the third quarter 2024 was 32,000 ounces higher by 7,000 ounces or 28% compared with the same prior year period, primarily due to higher grades. The increase in head grade is the result of an increase in the grade of the underground ore compared to the prior year period.

Mining activity in the third quarter 2024 of 215,000 tonnes was lower by 95,000 tonnes or 31% from the same prior year period, mainly due to the completion of mining activities at the Fayolle satellite deposit in the first half of 2024. Ore production from the underground operation continues to increase compared to the prior year in terms of both tonnes and grade, with eight active mining zones in the quarter.

Lateral underground development of 1,032 metres in the third quarter 2024 was lower by 101 metres or 9% compared to the same prior year period, as the mining crews prioritize the extraction of ore, in line with the mine plan.

The mining team concluded the underground rehabilitation and development work program on all existing mine areas, which has provided increased operational flexibility with multiple stope sequences available to mine concurrently at different levels and sectors of the mine. The rehabilitation work program consisted of repairing and upgrading the existing underground infrastructure following the 2020 seismic event, in line with the revised rock mechanic standard, which has been developed to ensure that safe work conditions are maintained in seismic portions of the mine. This activity enabled production to safely recommence once rehabilitation work on a specific level has been completed. The rehabilitation work program will be extended for the re-opening of previously closed mining areas within the underground mine in accordance with the mine plan.

Mill throughput in the third quarter 2024 was 289,000 tonnes at an average head grade of 3.67 g/t, 2% and 25% higher than the same prior year period, respectively. The higher head grades are due to an increase in the grade from the underground mine as described above.

The mill achieved recoveries of 93% in the third quarter 2024, in line with the same prior year period. Plant availability in the quarter of 90% was higher than the same prior year period of 86%, with plans to further improve availability through an ongoing maintenance program in addition to an annual mill shutdown planned in November.

Financial Performance - Q3 2024 Compared to Q3 2023

Production costs of $37.1 million were higher by $0.4 million or 1% than the same prior year period primarily due to increased underground mining activity.

Cost of sales, excluding depreciation, of $34.2 million was higher by $0.3 million or 1%, primarily due to higher production costs. Cost of sales per ounce sold, excluding depreciation, of $1,171, was lower by $335 or 22% primarily due to higher production and sales volumes.

Cash costs of $33.7 million were in line with the prior year period. Cash costs per ounce sold of $1,157 were lower by $349 or 23%, primarily due to higher production and sales volumes.

AISC per ounce sold of $1,617 was lower by $521 or 24%, primarily due to lower cash costs per ounce sold, lower sustaining capital, and higher production and sales volumes.

Sustaining capital expenditures of $11.8 million included underground development and rehabilitation of $7.4 million, capitalized stripping of $1.2 million, mill and mobile equipment of $1.0 million, and other sustaining capital projects of $2.2 million.

During the quarter, the Company assessed that the increase in the long term consensus price of gold was an indicator of impairment reversal for the Doyon CGU, which includes the Westwood mine complex. As a result, a $462.3 million reversal of previously recorded impairments was recognized as the recoverable amount of the Doyon CGU exceeded the carrying value.

2024 Outlook

Westwood production is expected to be at the top of the guidance range of 115,000 to 130,000 ounces.

Cost guidance for Westwood is expected to be at the low end of the range of $1,200 to $1,300 for cash cost per ounce sold and $1,775 to $1,900 for AISC per ounce sold. Fourth quarter unit costs are expected to be higher with the annual mill shutdown scheduled for November, which includes the replacement of certain mill equipment, in addition to new production drills expected to be commissioned in the quarter.

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Capital expenditures guidance is $70 million (±5%), primarily consisting of underground development and rehabilitation in support of the 2025 mine plan, the continued renewal of the mobile fleet and fixed equipment, and certain asset integrity projects at the Westwood mill.

In the fourth quarter of the year, the Company plans to file an updated NI 43-101 compliant technical report detailing the results of certain mine optimization efforts and strategic assessments of the Westwood complex.

PROJECTS

Nelligan Gold Project | Chibougamau District, Quebec, Canada

The Nelligan Gold Project ("Nelligan") is located approximately 45 kilometres south of the Chapais Chibougamau area in Québec. Following the transaction closed on February 13, 2024, where the Company acquired all of the issued and outstanding common shares of Vanstar Mining Resources Inc., the Company's holds 100% interest in Nelligan.

Approximately 10,000 metres of expansion and delineation diamond drilling was initially planned for 2024, and it was increased due to positive results obtained. During the three and nine months ended September 30, 2024, approximately 1,900 metres and 13,500 metres, respectively, of diamond drilling were completed and this ended the annual program.

After the end of the third quarter 2024, the Company reported all 2024 drill results with highlights including: 46.1 metres grading 1.08 g/t Au and 48.8 metres grading 1.48 g/t Au in Zone 36; 35.2 metres grading 2.54 g/t Au and 32.9 metres grading 2.75 g/t Au in the Renard Zone; and 43.0 metres grading 2.28 g/t Au and 22.5 metres grading 3.85 g/t Au in the Footwall Zone (see news release dated October 23, 2024).

Monster Lake Gold Project | Chibougamau District, Quebec, Canada

The Company holds a 100% interest in the Monster Lake Gold Project, which is located approximately 15 kilometres north of the Nelligan Gold Project in the Chapais Chibougamau area in Québec.

Approximately 3,000 metres of exploration diamond drilling was initially planned for 2024 and approximately 3,500 metres were completed in the first quarter 2024 testing exploration targets along the main Monster Lake Shear Zone structural corridor. Summer field programs have progressed in specific highly prospective targets to be drill tested and approximately 600 additional metres of diamond drilling were completed.

After the end of the third quarter 2024, the Company reported an updated Mineral Resource Estimate of 239,000 tonnes of Indicated Mineral Resources averaging 11.0 g/t Au for 84,200 ounces of gold, and 1,053,000 tonnes of Inferred Mineral Resources averaging 14.4 g/t Au for 488,500 ounces of gold (see news release dated October 23, 2024).

Anik Gold Project | Chibougamau District, Quebec, Canada

The Anik Gold Project is wholly owned by Kintavar Exploration Inc. ("Kintavar") and is contiguous with Nelligan to the north and east. IAMGOLD has entered into an option agreement on May 20, 2020, to acquire 80% of the interests in this project.

Approximately 3,000 metres of exploration diamond drilling is planned for 2024, of which approximately 2,300 metres were completed in the first quarter 2024 testing different target areas. Summer field programs were conducted on different parts of the project to delineate further exploration targets.

Bambouk Assets | West Africa

On December 20, 2022, the Company announced it had entered into definitive agreements with Managem S.A (CAS:MNG) ("Managem") to sell its interests in the Bambouk Assets of which several of the transactions closed in 2023. Under the terms of the remaining agreements and amendments thereto, IAMGOLD will receive total cash payments of approximately $84.4 million (pre-tax) as consideration for the entities that hold the Company's 100% interest in the Karita Gold Project and associated exploration properties in Guinea and the Diakha-Siribaya Gold Project in Mali. The Company received consent of IAMGOLD's syndicate of lenders to complete the sale of its interests in the Bambouk Assets.

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The remaining two transactions are subject to certain regulatory approvals from the respective governments, as well as other customary closing conditions included in the transaction agreements. The first of the two remaining transactions is expected to close in the fourth quarter 2024, with the second transaction expected to close in 2025.

Under the terms of the transaction agreements, exploration expenditures incurred to develop the Bambouk Assets further will be recouped from Managem upon closing.

FINANCIAL REVIEW

Liquidity and Capital Resources

As at September 30, 2024, the Company had $553.4 million in cash and cash equivalents and net debt of $449.0 million. Approximately $404.9 million was available under the Company's Credit Facility resulting in liquidity at September 30, 2024, of approximately $959.3 million.

Within cash and cash equivalents, $83.4 million (70% basis) was held by Côté Gold, $135.3 million was held by Essakane and $326.5 million was held in the corporate treasury in Canada. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures and cash calls are made at the beginning of each month, resulting in the month end cash balance approximating the following month's expenditure.

The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing at the corporate level, including the Company's drawdowns under the Credit Facility. Excess cash at Essakane is mainly repatriated through dividend payments, of which the Company will receive its 90% share, net of dividend taxes. Essakane declared a dividend during the second quarter 2024 of $180.0 million, for which the minority interest portion and withholding taxes were paid during the second quarter 2024, and $136.3 million of which was received by the Company in the third quarter and the balance of $15.6 million was received in October 2024.

On September 30, 2024, the Company provided Sumitomo with the required 60 days formal notice of the Company's intention to exercise the right to repurchase the 9.7% interest of the Côté Gold that was transferred to Sumitomo as part of the JV funding and Amending Agreement entered into on December 19, 2022. This transaction is expected to close on November 30, 2024, with the Company issuing a repurchase payment of approximately $377 million, returning IAMGOLD to its full 70% interest in Côté Gold. The repurchase payment will be funded through available cash balances and the secured revolving credit facility (see "Liquidity Outlook" below).

Restricted cash in support of environmental closure costs obligations related to Essakane, Doyon division and Côté Gold totaled $66.1 million.

The following table summarizes the carrying value of the Company's long-term debt:

	September 30	December 31
($ millions)[1]	2024	2023
5.75% senior notes ($450 million principal outstanding)	$448.3	$448.0
Term Loan ($400 million principal outstanding)	360.0	375.6
Equipment loans	2.4	7.2
	$810.7	$830.8
  Long-term debt does not include leases in place at continuing operations of $130.9 million as at September 30, 2024 (December 31, 2023 - $121.3 million).

Credit Facility

The Company has a $425 million secured revolving Credit Facility, which was entered into in December 2017 and was amended for various items, including to obtain consent to the sale of Rosebel, the sale of the Bambouk Assets, for entering into the SMM funding arrangement and for entering into the second lien term loan. On November 9, 2023, the Company entered into a one-year extension of its Credit Facility extending its maturity to January 31, 2026. As part of the extension, the Credit Facility was reduced from $490 million to $425 million based on the Company's requirements for a senior revolving facility for its overall business. The Company has commitments for the full $425 million facility up to January 31, 2025, and for $372 million up to January 31, 2026.

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The Credit Facility provides for an interest rate margin above the SOFR, banker's acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total Net Debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company's subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants, including Net Debt to EBITDA, Interest Coverage and a minimum liquidity requirement of $150 million.

As at September 30, 2024, the Credit Facility was undrawn and the Company issued letters of credit under the Credit Facility in the amount of $15.7 million as collateral for surety bonds issued, $0.4 million as guarantees for certain environmental indemnities to government agencies, and $4.0 million as a supplier payment guarantee, with $404.9 million remaining available under the Credit Facility.

5.75% Senior notes

In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries.

The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

Term Loan

In May 2023, the Company entered into the $400.0 million Term Loan. The Term Loan has a 3% original issue discount, bears interest at a floating interest rate of either one month or three-month SOFR + 8.25% per annum and matures on May 16, 2028. The Term Loan is denominated in U.S. dollars and interest is payable upon each SOFR maturity date. The Term Loan notes are guaranteed by certain of the Company's subsidiaries, subordinated to the Credit Facility.

The Company incurred transaction costs of $11.0 million, in addition to the 3% discount, which have been capitalized and offset against the carrying amount of the Term Loan within long-term debt in the consolidated balance sheets and is being amortized using the effective interest rate method. The Term Loan can be repaid in $20 million tranches at any time and has a make-whole premium if repaid in the first two years, a 104% premium if repaid after May 2025, a 101% premium if repaid after May 2026 and 100% thereafter.

The Term Loan has a minimum liquidity requirement of $150 million and an interest coverage ratio (1.5x trailing consolidated EBITDA to consolidated interest expense) covenants and has no mandatory requirements for gold or other forms of hedging, cost overrun reserves or cash sweeps.

Leases

At September 30, 2024, the Company had lease obligations of $130.9 million at a weighted average borrowing rate of 7.33%.

On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited to lease certain mobile equipment, which have been delivered through 2023 and will continue to be delivered through 2024, with a value of approximately $125 million. In the second quarter 2024, the master lease agreement was amended to increase the facility to $150 million, with a subsequent amendment in the fourth quarter to increase the facility to $175 million. The $25 million increase in the facility will be used to lease mobile equipment at Côté Gold during 2024 and 2025.

Equipment loans

At September 30, 2024, the Company had equipment loans with a carrying value of $2.4 million secured by certain mobile equipment, with interest rates at 5.3% which matures in 2026. The equipment loans are carried at amortized cost on the consolidated balance sheets.

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Gold prepay arrangements

During 2021, the Company entered into gold sale prepayment arrangements (the "2022 Prepay Arrangements"). The Company received $236.0 million in 2022 and is to physically deliver 150,000 gold ounces over the course of 2024. The arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces.

In December 2023 and April 2024, the Company entered into further gold sale prepay arrangements and amendments to certain of the 2022 Prepay Arrangements, which effectively transitioned the cash impact of the gold delivery obligations from the 2022 Prepay Arrangements out of the first and second quarters of 2024 into the first and second quarters of 2025.

• In December 2023, the Company entered into a gold prepay arrangement, under which the Company received an amount of $59.9 million during the first quarter 2024 at an effective gold price of $1,916 per ounce and is required to physically deliver 31,250 ounces of gold over the period of January 2025 to March 2025 in equal monthly amounts.

• In April 2024, the Company entered into a further gold prepay arrangement under which the Company received an amount of $59.4 million during the second quarter 2024 at an effective gold price of $1,900 per ounce and is required to physically deliver 31,250 ounces of gold over the period of April 2025 to June 2025. The arrangement includes a gold collar of $2,100 to $2,925 per ounce whereby the Company will receive a cash payment at the time of delivery of the ounces if the spot price of gold exceeds $2,100 per ounce, with the payment calculated as the difference between the spot price and $2,100 per ounce, capped at $2,925 per ounce.

• The Company also entered into amendments to the 2022 Prepay Arrangements that deferred the delivery of 12,500 ounces that were previously scheduled for delivery in the first half of 2024 to the first half of 2025. The Company will make a cash payment of $0.5 million in the first quarter 2025 and $0.6 million in the second quarter 2025 in consideration for the deferral. The production previously designated to be delivered into the deferred arrangements was sold at market rates in the quarter.

The Company delivered 37,500 ounces under the 2022 Prepay Arrangements in the third quarter 2024 (100,000 ounces YTD) and Company received $10.0 million ($28.9 million YTD) in relation to the collar.

Surety bonds and performance bonds

As at September 30, 2024, the Company had (i) C$215.0 million ($159.0 million) of surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division and Côté Gold and (ii) C$32.0 million ($23.7 million) of performance bonds in support of certain obligations related to the construction of Côté Gold.

As at September 30, 2024, the total collateral provided through letters of credit and cash deposits for the surety bonds was $26.6 million. The balance of $156.1 million remains uncollateralized for the surety and performance bonds.

Subsequent to quarter end, the Company increased bonds to support the updated environmental closure cost obligations by C$33.9 million. The Company will be required to increase bonds further by C$19.0 million cumulatively during the second and third quarter of 2025 and C$19.0 million cumulatively during the second and third quarter of 2026.

Derivative contracts

In addition to the gold sale prepayment arrangements noted above, and in order to mitigate volatility during the commissioning and ramp-up of Côté Gold, the Company entered into certain derivative contracts in respect of certain of its future gold sales and exchange rates. In addition, the Company manages certain other commodities exposure such as oil through derivatives. See "Market Risk - Summary of Foreign Currency and Commodity Derivative Contracts" for information relating to the Company's outstanding derivative contracts, including the derivative contracts associated with Côté Gold.

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Liquidity Outlook

At September 30, 2024, the Company had available liquidity of $959.3 million mainly comprised of $553.4 million in cash and cash equivalents and $404.9 million available under the Credit Facility. Within cash and cash equivalents, $83.4 million (70% basis) was held by Côté Gold and $135.3 million was held by Essakane. Cash at Essakane is mainly repatriated through dividend payments, of which the Company will receive its 90% share, net of dividend taxes. Essakane declared a dividend during the second quarter 2024 of $180.0 million, for which the minority interest portion and withholding taxes were paid during the second quarter 2024, and $136.3 million of which was received by the Company in the third quarter, and the balance of $15.6 million was received in October 2024. The committed amount under the credit facility reduces by $53 million on January 31, 2025, which will reduce liquidity by the same amount.

The Company still has considerable obligations and factors impacting its liquidity projections during the next twelve months:

• IAMGOLD will receive its proportion of gold production and will fund its proportion of remaining disbursements related to the Côté Gold construction project, planned and unplanned costs related to the ramp-up, as well as ongoing operating and capital expenditures and working capital requirements. The IAMGOLD proportion will return to 70%, following the repurchase of the Transferred Interests on November 30, 2024. It is expected that Côté Gold will remain free cash flow positive, excluding the impact of gold prepay transactions, following the achievement of commercial production in the third quarter 2024. A slower than planned ramp-up would result in less gold sales and an increase in the net funding requirement.

• The Company has to deliver 112,500 ounces under its gold prepay arrangements from October 2024 to June 30, 2025. The prepay arrangements were funded at the time of entering into the agreements. The Company will receive cash payments at the time of delivering into the gold prepay arrangement based on the amount that market price of gold at the time of delivery exceeds (i) $1,700 per ounce, capped at $2,100 per ounce, for 25,000 ounces that will be delivered from October 2024 to December 2024, and (ii) $2,100 per ounce, capped at $2,925 per ounce, for 31,250 ounces that will be delivered during the second quarter 2025.

• The Company expects to receive approximately $84.4 million in gross proceeds in respect of the closing of the remaining transactions arising through the Bambouk Asset sales, of which the timing is uncertain.

• The Company intends to use the proceeds from the $300 million equity financing to partially finance the repurchase of the 9.7% interest in Côté Gold from SMM on November 30, 2024, with the difference funded from available liquidity.

• To manage the risk of adverse fluctuation in the gold price during the fourth quarter of 2024, the Company purchased gold puts for 90,000 ounces protecting a floor price of $2,170 per ounce while retaining full exposure to the gold price above the floor price. The contracts settle monthly during the fourth quarter of the year.

Based on the current ramp-up schedule of the Côté Gold Mine as well as prevailing market conditions which could impact the amount of required expenditures during the ramp-up of Côté Gold and operating cash flows from the Company's existing operations, the Company believes that cash and cash equivalents at September 30, 2024, combined with expected cash flows from operations and available liquidity provided by the undrawn amounts under the Credit facility, is sufficient to fund the repurchase of the 9.7% interest in Côté Gold from SMM while delivering into the gold prepay arrangements.

The Company's financial results are highly dependent on the price of gold, oil and foreign exchange rates and future changes in these prices will, therefore, impact performance. The Company's ability to draw down on the Credit Facility is dependent on its ability to meet net debt to EBITDA and interest ratio covenants.

The Company will be dependent on the cash flows generated from Côté Gold to repay its existing and any additional indebtedness that it may incur to fund the repurchase of the 9.7% interest in Côté Gold. Readers are encouraged to read the "Caution Regarding Forward Looking Statements" and the "Risk Factors" sections contained in the Company's 2023 Annual Information Form, which is available on SEDAR at www.sedarplus.ca and the "Caution Regarding Forward Looking Statements" and "Risk and Uncertainties" section of the MD&A.

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Income Statement

Revenues - Revenues from continuing operations were $438.9 million in the third quarter 2024 from sales of 184,000 ounces at an average realized gold price of $2,391 per ounce, higher by $214.4 million or 96% than the prior year period, due to higher sales volumes, the commencement of gold sales from the Côté Gold Mine, and a higher realized gold price, partially offset by the impact of the portion of revenues being recognized in relation to gold deliveries into the 2022 Prepay Arrangement (defined above), including 12,500 ounces delivered at a forward price of $1,753 per ounce, and 25,000 ounces delivered into a collar with gold price participation capped at $2,100 per ounce.

Cost of sales - Cost of sales excluding depreciation was $215.0 million in the third quarter 2024, higher by $49.0 million or 30% than the prior year period, primarily due to the commencement of operations and gold sales at the newly operating Côté Gold Mine and the ramp-up of underground mining activity at the Westwood mine.

Depreciation expense - Depreciation expense was $61.3 million in the third quarter 2024, higher by $7.4 million or 14% than the prior year period primarily due to higher production volumes and the amortization of deferred stripping assets as the mining activity sequences through Phase 5 at Essakane.

Exploration expense - Exploration expense was $4.4 million in the third quarter 2024, lower by $1.8 million or 29% than the prior year period due to the decrease in exploration programs resulting from the sale of certain exploration assets.

General and administrative expense - General and administrative expense was $10.8 million in the third quarter 2024, lower by $2.1 million or 16% than the prior year period, primarily due to restructuring costs incurred in the prior year of $1.3 million and lower consulting costs of $0.6 million.

Income tax expense - Income tax expense was $31.2 million in the third quarter 2024, higher by $27.1 million or 661% than the prior year period. It is comprised of a current income tax expense of $26.7 million and a deferred income tax expense of $4.5 million, higher than the prior year period for current income tax expense by $21.0 million or 368% and higher for deferred income tax expense by $6.1 million or 381%, respectively. The current income tax expense was higher primarily due to higher income in Essakane.

Operating Activities

Net cash flow from operating activities for the third quarter 2024 was $146.2 million, higher by $108.7 million compared to the same prior year period, primarily due to: higher cash earnings of $169.9 million due to a higher realized gold price and higher sales volume, an increase in insurance recovery of $26.7 million, a decrease in income tax paid $13.9 million, and a net decrease in supplies inventories, finished goods and ore stockpiles of $9.8 million, primarily due to a reduction in supplies inventories and finished goods at Essakane and Westwood, offset by an increase in finished goods and ore stockpiles at Côté Gold, offset by: a negative impact of $64.4 million from deferred revenue recognized as part of the prepay arrangements, an increase in trade and other receivables and prepaid expense of $33.4 million and $4.9 million, respectively, primarily due to increased VAT receivable at Essakane and the payment of insurance premium at Côté Gold, and a decrease in derivative settlements of $13.9 million.

Investing Activities

Net cash used in investing activities for the third quarter 2024 was $109.7 million, a decrease of $127.1 million from the same prior year period, primarily due to: a decrease in capital expenditures for property, plant and equipment of $119.1 million, mainly due to the completion of the Côté Gold project phase, and a decrease in capitalized borrowing costs of $8.7 million.

Financing Activities

Net cash used in financing activities for the third quarter 2024 was $3.5 million, an increase of $8.5 million from the same prior year period, primarily due to: a decrease in proceeds received through the SMM funding arrangement of $13.3 million, and the payment made to SMM for the repurchase of option fees of $9.0 million, offset by: a decrease in the Essakane dividend payment to the Government of Burkina Faso of $12.0 million due to timing.

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Westwood Impairment Reversal

During the quarter, the Company assessed that the increase in the long term consensus price of gold was an indicator of impairment reversal for the Doyon CGU, which includes the Westwood mine complex. As a result, a $462.3 million reversal of previously recorded impairments was recognized as the recoverable amount of Westwood exceeded the carrying value.

CONFERENCE CALL

A conference call will be held on Friday, November 8, 2024, at 8:30 a.m. (Eastern Time) for a discussion with senior management regarding IAMGOLD's third quarter 2024 operating performance and financial results. Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following dial-in numbers:

Pre-register via: Chorus Call IAMGOLD Q3 Registration (recommended). Upon registering, you will receive a calendar booking by email with dial-in details and unique PIN. This process will bypass the operator and avoid the queue.

Toll free (North America): 1 (844) 763-8274

International: +1 (647) 484-8814

Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=p6dhhbCO

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (855) 669-9658 within Canada, 1 (877) 344-7529 within the US or +1 (412) 317-0088 from international locations and entering the passcode: 1043405.

For more information, refer to the Management Discussion and Analysis ("MD&A") and unaudited consolidated interim Financial Statements as at and for the three and nine months ended September 30, 2024, that are available on the Company's website at www.iamgold.com and on SEDAR at www.sedarplus.ca. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information.

1. End Notes (excluding tables) This is a non-GAAP financial measure. See "Non-GAAP Financial Measures" section below. Further information on these non-GAAP financial measures is included on pages 34 to 47 of the Company's Q3 2024 MD&A filed on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov.

ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company has commenced production at the large-scale, long life Côté Gold Mine in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to strive for the goal of Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

info@iamgold.com

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NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures to supplement its consolidated interim financial statements, which are presented in accordance with IFRS, including the following:

• Average realized gold price per ounce sold

• Underground mining cost per ore tonne mined, open pit net mining cost per operating tonne mined, milling cost per tonne milled, and G&A cost per tonne milled

• Cash costs, cash costs per ounce sold, all in sustaining cost and all in sustaining cost per ounce sold

• Net earnings (loss) attributable to shareholders and adjusted net earnings (loss) attributable to shareholders

• Net cash from operating activities, before movements in working capital and non-current ore stockpiles

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")

• Mine-site free cash flow

• Sustaining and expansion capital expenditures

• Project expenditures

The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, these non-GAAP financial measures will provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Average Realized Gold Price per Ounce Sold

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company's financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, continuing operations, except where noted)	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Revenues	$438.9	$224.5	$1,163.1	$689.5
By-product credits and other revenues	(0.9)	(0.3)	(2.4)	(1.3)
Gold revenues	$438.0	$224.2	$1,160.7	$688.2
Sales (000s oz)	184	116	514	356
Average realized gold price per ounce[1,2,3] ($/oz)	$2,391	$1,937	$2,260	$1,934
  Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
  Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood and Essakane mines at 100% and Côté Gold mine at 60.3%.
  Average realized gold price per ounce sold in the third quarter 2024 includes 37,500 ounces at $2,031 per ounce (100,000 ounces at $2,012 per ounce YTD) as delivered into the 2022 Prepay Arrangement (nil in 2023).

Underground Mining Cost per Ore Tonne Mined, Open Pit Net Mining Cost per Operating Tonne Mined, Milling Cost per Tonne Milled, and G&A Cost per Tonne Milled

Underground mining cost per ore tonne mined and open pit net mining cost per operating tonne mined are defined as:

• Mining costs (as included in production costs), that excludes capitalized waste stripping for open pit mines, less changes in stockpile balances and non-production costs as these costs are not directly related to tonnes mined, divided by

• the sum of the tonnage of ore and operating waste mined.

Milling cost per tonne milled and general and administrative cost per tonne milled are defined as:

• Mill and general and administrative costs (as included in production costs), excluding selling costs and non-production costs as these costs are not directly related to tonnes milled, divided by

• the tonnage of ore milled.

IAMGOLD believes these non-GAAP financial performance measures provide further transparency and assist analysts, investors and other stakeholders of the Company in assessing the performance of mining operations by eliminating the impact of varying production levels. Management is aware, and investors should note, that these per tonne measures of performance can be affected by fluctuations in mining and/or processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Essakane

($ millions, except where noted)	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Production cost	$119.5	$121.0	$344.7	$346.4
Adjust for:
Increase/decrease in stockpiles	(7.8)	(5.5)	(0.2)	(0.5)
Adj. operating cost	$111.7	$115.5	$344.5	$345.9
Consisting of:
Open pit net mining cost [A]	23.5	34.4	89.6	112.7
Milling cost [B]	59.1	57.0	172.8	155.8
G&A cost [C]	29.1	24.1	82.1	77.4
Open pit ore tonnes mined (000s t)	1,891	2,015	7,544	6,369
Open pit operating waste tonnes mined (000s t)	2,626	4,523	9,279	16,177
Open pit ore and operating waste tonnes mined (000s t) [D]	4,517	6,538	16,823	22,546
Ore milled (000s t) [E]	3,133	2,908	9,139	8,167
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$5.20	$5.26	$5.33	$5.00
Milling cost per tonne milled ($/tonne) [B/E]	$18.87	$19.61	$18.91	$19.08
G&A cost per tonne milled ($/tonne) [C/E]	$9.28	$8.25	$8.98	$9.47

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Westwood

($ millions, except where noted)	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Production cost	$37.1	$36.7	$116.3	$109.2
Adjust for:
Increase/decrease in stockpiles	(0.3)	2.5	(1.5)	4.8
Adj. operating cost	$36.8	$39.2	$114.8	$114.0
Consisting of:
Underground mining cost [A]	21.7	19.9	65.9	59.7
Open pit net mining cost [B]	3.7	7.8	14.5	18.5
Milling cost [C]	6.4	7.0	19.2	18.8
G&A cost [D]	5.0	4.5	15.2	17.0
Underground ore tonnes mined (000s t) [E]	84	79	256	203
Open pit ore tonnes mined (000s t)	131	231	379	580
Open pit waste tonnes mined (000s t)	458	614	1,133	1,707
Open pit ore and operating waste tonnes mined (000s t) [F]	589	845	1,512	2,287
Ore milled (000s t) [G]	289	283	840	788
Underground mining cost per ore tonne mined ($/tonne) [A/E]	$257.73	$251.36	$257.43	$293.00
Open pit net mining cost per operating tonne mined ($/tonne) [B/F]	$6.20	$9.21	$9.59	$8.08
Milling cost per tonne milled ($/tonne) [C/G]	$22.18	$24.80	$22.88	$23.83
G&A cost per tonne milled ($/tonne) [D/G]	$17.24	$16.22	$18.04	$21.64

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Page | 26 of 43

Côté Gold (100% basis)

($ millions, except where noted)	Q3 2024	YTD 2024
Production cost	$64.8	$90.3
Adjust for:
Increase/decrease in stockpiles	16.9	48.9
Adj. operating cost	$81.7	$139.2
Included in adjusted operating cost:
Open pit net mining cost [A]	33.0	72.1
Milling cost [B], net of capitalized operating cost	31.6	42.9
G&A cost [C]	17.1	24.2
Open pit ore tonnes mined (000s t)	3,159	7,212
Open pit operating waste tonnes mined (000s t)	5,213	11,901
Open pit ore and operating waste tonnes mined (000s t) [D]	8,372	19,113
Ore milled (000s t) [E]	1,633	2,515
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$3.95	$3.77
Milling cost per tonne milled[1] ($/tonne) [B/E]	$19.34	$17.06
G&A cost per tonne milled[1] ($/tonne) [C/E]	$10.46	$9.60

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold.

The following tables provide a reconciliation of cash costs, AISC, cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

Page | 27 of 43

Three Months Ended September 30, 2024

($ millions, continuing operations, except where noted)	Essakane	Westwood	Côté Gold	Corporate	Total
Cost of sales[1]	$174.1	$43.3	$58.7	$0.2	$276.3
Depreciation expense[1]	(36.3)	(9.1)	(15.7)	(0.2)	(61.3)
Cost of sales, excluding depreciation expense	$137.8	$34.2	$43.0	$-	$215.0
Adjust for:
Other mining costs	(0.3)	(0.5)	(0.1)	-	(0.9)
Cost attributed to non-controlling interests[2]	(13.7)	-	-	-	(13.7)
Cash costs - attributable	$123.8	$33.7	$42.9	$-	$200.4
Adjust for:
Exclusion of pre-production costs - Côté Gold	-	-	(20.3)	-	(20.3)
Sustaining capital expenditures[3]	54.0	12.5	22.8	0.5	89.8
Corporate general and administrative costs[4]	-	-	-	10.5	10.5
Other costs[5]	2.9	0.8	0.2	0.1	4.0
Cost attributable to non-controlling interests[2]	(5.7)	-	-	-	(5.7)
AISC - attributable	$175.0	$47.0	$45.6	$11.1	$278.7
Total gold sales (000 oz) - attributable	101	29	41	-	171
Total gold sales (000 oz) - attributable, with Côté Gold post-commercial production gold sales	101	29	28	-	158
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,226	$1,171	$1,033	$-	$1,170
Cash costs[6] ($/oz sold) - attributable	$1,223	$1,157	$1,030	$-	$1,165
AISC[6] all operations ($/oz sold) - attributable	$1,730	$1,617	$1,602	$70	$1,756
  As per note 29 of the consolidated interim financial statements for cost of sales and depreciation expense.
  Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
  Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.
  Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
  Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
  Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Three months ended September 30, 2023

($ millions, continuing operations, except where noted)	Essakane	Westwood	Corporate	Total
Cost of sales[1]	$177.3	$42.4	$0.2	$219.9
Depreciation expense[1]	(45.2)	(8.5)	(0.2)	(53.9)
Cost of sales, excluding depreciation expense	$132.1	$33.9	$-	$166.0
Adjust for:
Other mining costs	(0.3)	0.1	-	(0.2)
Abnormal portion of operating costs at Essakane	(4.0)	-	-	(4.0)
Cost attributed to non-controlling interests[2]	(12.8)	-	-	(12.8)
Cash costs - attributable	$115.0	$34.0	$-	$149.0
Adjust for:
Sustaining capital expenditures[3]	37.4	13.4	0.1	50.9
Corporate general and administrative costs[4]	-	-	10.9	10.9
Other costs[5]	2.2	0.9	0.2	3.3
Cost attributable to non-controlling interests[2]	(3.9)	-	-	(3.9)
AISC - attributable	$150.7	$48.3	$11.2	$210.2
Total gold sales (000 oz) - attributable	84	22	-	106
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,417	$1,506	$-	$1,436
Cash costs[6] ($/oz sold) - attributable	$1,372	$1,506	$-	$1,400
AISC[6] all operations ($/oz sold) - attributable	$1,798	$2,138	$105	$1,975

Page | 28 of 43

  As per note 29 of the consolidated interim financial statements for cost of sales and depreciation expense.
  Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
  Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.
  Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
  Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
  Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Nine months ended September 30, 2024

($ millions, continuing operations, except where noted)	Essakane	Westwood	Côté Gold	Corporate	Total
Cost of sales[1]	$526.9	$146.6	$70.1	$0.5	$744.1
Depreciation expense[1]	(129.8)	(31.4)	(15.7)	(0.5)	(177.4)
Cost of sales, excluding depreciation expense	$397.1	$115.2	$54.4	$-	$566.7
Adjust for:
Other mining costs	(1.0)	(1.1)	(0.1)	-	(2.2)
Cost attributed to non-controlling interests[2]	(39.6)	-	-	-	(39.6)
Cash costs - attributable	$356.5	$114.1	$54.3	$-	$524.9
Adjust for:
Exclusion of pre-production costs - Côté Gold	-	-	(31.7)	-	(31.7)
Sustaining capital expenditures[3]	134.9	47.9	22.8	0.9	206.5
Corporate general and administrative costs[4]	-	-	-	32.7	32.7
Other costs[5]	9.9	3.9	0.2	0.3	14.3
Cost attributable to non-controlling interests[2]	(14.5)	-		-	(14.5)
AISC - attributable	$486.8	$165.9	$45.6	$33.9	$732.2
Total gold sales (000 oz) - attributable	325	97	55	-	477
Total gold sales (000 oz) - attributable, with Côté Gold post-commercial production gold sales	325	97	28	-	450
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,099	$1,185	$984	$-	$1,103
Cash costs[6] ($/oz sold) - attributable	$1,097	$1,174	$982	$-	$1,099
AISC[6] all operations ($/oz sold) - attributable	$1,498	$1,708	$1,602	$71	$1,625
  As per note 29 of the consolidated interim financial statements for cost of sales and depreciation expense.
  Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
  Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.
  Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
  Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
  Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Page | 29 of 43

Nine months ended September 30, 2023

($ millions, continuing operations, except where noted)	Essakane	Westwood	Corporate	Total from continuing operations	Rosebel	Total
Cost of sales[1]	$492.0	$122.7	$0.5	$615.2	$23.8	$639.0
Depreciation expense[1]	(123.9)	(20.5)	(0.5)	(144.9)	-	(144.9)
Cost of sales, excluding depreciation expense	$368.1	$102.2	$-	$470.3	$23.8	$494.1
Adjust for:
Other mining costs	(0.7)	(0.4)	-	(1.1)	(0.2)	(1.3)
Abnormal portion of operating costs	(13.5)	-	-	(13.5)	-	(13.5)
Cost attributed to non-controlling interests[2]	(35.4)	-	-	(35.4)	(1.2)	(36.6)
Cash costs - attributable	$318.5	$101.8	$-	$420.3	$22.4	$442.7
Adjust for:
Sustaining capital expenditures[3]	84.2	47.6	0.3	132.1	9.4	141.5
Corporate general and administrative costs[4]	-	-	35.2	35.2	-	35.2
Other costs[5]	6.9	2.4	0.4	9.7	0.7	10.4
Cost attributable to non-controlling interests[2]	(9.1)	-	-	(9.1)	(0.5)	(9.6)
AISC - attributable	$400.5	$151.8	$35.9	$588.2	$32.0	$620.2
Total gold sales (000 oz) - attributable	265	61	-	326	24	350
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,249	$1,674	$-	$1,329	$949	$1,303
Cash costs[6] ($/oz sold) - attributable	$1,201	$1,667	$-	$1,288	$949	$1,265
AISC[6] all operations ($/oz sold) - attributable	$1,510	$2,486	$110	$1,803	$1,358	$1,773
  As per note 29 of the consolidated interim financial statements for cost of sales and depreciation expense.
  Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
  Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.
  Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
  Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
  Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Page | 30 of 43

Sustaining and Expansion Capital Expenditures

Sustaining capital expenditures are expenditures required to support current production levels at a mine site and exclude all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

Reconciliation of incurred capital expenditure per the segmented note in the financial statements to incurred sustaining and expansion capital for the three months ended September 30, 2024, and September 30, 2023:

($ millions, except where noted)	Sustaining	Expansion	Q3 2024	Sustaining	Expansion	Q3 2023
Capital expenditures for property, plant and equipment	$87.5	$12.8	$100.3	$50.4	$207.3	$257.7
Less: Côté Gold (9.7% share)	(2.8)	(1.6)	(4.4)	-	(15.7)	(15.7)
Subtotal	$84.7	$11.2	$95.9	$50.4	$191.6	$242.0
Côté Gold (60.3% basis)	17.1	10.3	27.4	-	191.2	191.2
Essakane	55.3	0.9	56.2	36.6	0.4	37.0
Westwood	11.8	-	11.8	13.8	-	13.8
Corporate	0.5	-	0.5	-	-	-

Reconciliation of capital expenditure per cash flow statement in the financial statements to cash payments for sustaining and expansion capital for the three months ended September 30, 2024, and September 30, 2023:

($ millions, except where noted)	Sustaining	Expansion	Q3 2024	Sustaining	Expansion	Q3 2023
Capital expenditures for property, plant and equipment	$87.5	$12.8	$100.3	$50.4	$207.3	$257.7
Working capital adjustments	(4.6)	15.5	10.9	0.5	(27.9)	(27.4)
Capital expenditures per statement of cash flows	82.9	28.3	111.2	50.9	179.4	230.3
Less: Côté Gold (9.7% share)	(2.2)	(3.8)	(6.0)	-	(24.7)	(24.7)
Subtotal	$80.7	$24.5	$105.2	$50.9	$154.7	$205.6
Côté Gold (60.3% basis)	13.7	23.5	37.2	-	154.3	154.3
Essakane	54.0	1.0	55.0	37.4	0.3	37.7
Westwood	12.5	-	12.5	13.4	0.1	13.5
Corporate	0.5	-	0.5	0.1	-	0.1

Reconciliation of incurred capital expenditure per the segmented note in the financial statements to incurred sustaining and expansion capital for the nine months ended September 30, 2024, and September 30, 2023:

($ millions, except where noted)	Sustaining	Expansion	YTD 2024	Sustaining	Expansion	YTD 2023
Capital expenditures for property, plant and equipment	$200.0	$218.1	$418.1	$131.7	$539.9	$671.6
Less: Côté Gold (9.7% share)	(2.8)	(29.4)	(32.2)	-	(61.6)	(61.6)
Subtotal	$197.2	$188.7	$385.9	$131.7	$478.3	$610.0
Côté Gold (60.3% basis)	17.1	185.6	202.7	-	476.7	476.7
Essakane	131.4	3.0	134.4	83.2	1.4	84.6
Westwood	47.6	0.1	47.7	48.2	0.2	48.4
Corporate	1.1	-	1.1	0.3	-	0.3

Page | 31 of 43

Reconciliation of capital expenditure per cash flow statement in the financial statements to cash payments for sustaining and expansion capital for the nine months ended September 30, 2024, and September 30, 2023:

($ millions, except where noted)	Sustaining	Expansion	YTD 2024	Sustaining	Expansion	YTD 2023
Capital expenditures for property, plant and equipment	$200.0	$218.1	$418.1	$131.7	$539.9	$671.6
Working capital adjustments	(0.4)	20.5	20.1	0.4	(16.0)	(15.6)
Capital expenditures per statement of cash flows	199.6	238.6	438.2	132.1	523.9	656.0
Less: Côté Gold (9.7% share)	(2.2)	(32.0)	(34.2)	-	(71.9)	(71.9)
Subtotal	$197.4	$206.6	$404.0	$132.1	$452.0	$584.1
Côté Gold (60.3% basis)	13.7	203.7	217.4	-	450.1	450.1
Essakane	134.9	2.8	137.7	84.2	1.7	85.9
Westwood	47.9	0.1	48.0	47.6	0.2	47.8
Corporate	0.9	-	0.9	0.3	-	0.3

Project Expenditures

Project expenditures at Côté represent all the project construction capital costs incurred during construction and commissioning phase of the project in line with the Côté Gold NI 43-101 technical report and include capital expenditures, right-of-use assets acquired through leases, and initial supplies inventory, less certain cash and non-cash corporate level adjustments included in capital expenditures.

Page | 32 of 43

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization of finance costs) is an indicator of the Company's ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company's ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

($ millions, except where noted)	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Earnings (loss) before income taxes - continuing operations	$633.7	$3.3	$851.8	$134.7
Add:
Depreciation	61.7	54.3	178.3	146.0
Finance costs	24.2	4.2	33.4	15.7
EBITDA - continuing operations	$719.6	$61.8	$1,063.5	$296.4
Adjusting items:
Unrealized (gain)/loss on non-hedge derivatives	(5.8)	2.1	(20.3)	(0.3)
NRV write-down/(reversal) of stockpiles/finished goods	-	-	-	3.2
Abnormal portion of operating costs at Essakane	-	4.0	-	13.5
Write-down of Jubilee property	-	-	-	1.3
Impairment charge (reversal)	(462.3)	-	(455.5)	-
Foreign exchange (gain)/loss	(5.7)	3.9	(3.1)	8.5
Gain on sale of Bambouk Assets	-	-	-	(109.1)
Insurance recoveries	(27.3)	-	(27.3)	(0.6)
Write-down of assets	-	0.1	0.2	1.2
Changes in estimates of asset retirement obligations at closed sites	1.2	(1.4)	(0.4)	1.7
Fair value of deferred consideration from sale of Sadiola	(0.5)	(0.6)	(1.4)	(1.7)
Severance costs	-	1.6	0.2	2.3
Other	2.5	1.8	9.3	3.6
Adjusted EBITDA - continuing operations	$221.7	$57.8	$565.2	$204.5
Including discontinued operations:
EBITDA - discontinued operations	$-	$-	$-	$14.4
Adjusted items:
Loss on sale of Rosebel	-	-	-	7.4
Severance costs	-	-	-	1.5
Write-down of assets	-	-	-	0.1
Adjusted EBITDA from discontinued operations	$-	$-	$-	$23.4
EBITDA - all operations	$719.6	$61.8	$1,063.5	$310.8
Adjusted EBITDA - all operations	$221.7	$57.8	$565.2	$227.9

Page | 33 of 43

Adjusted Net Earnings (Loss) Attributable to Equity Holders

Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company's underlying performance. The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) to adjusted net earnings (loss) attributable to equity holders of the Company.

Page | 34 of 43

($ millions, except where noted)	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Earnings (loss) before income taxes and non-controlling interests - continuing operations	$633.7	$3.3	$851.8	$134.7
Adjusting items:
Unrealized gain/(loss) on non-hedge derivatives	(5.8)	2.1	(20.3)	(0.3)
NRV write-down/(reversal) of stockpiles/finished goods	-	-	-	3.4
Abnormal portion of operating costs at Essakane	-	4.4	-	14.5
Write-down of Jubilee property	-	-	-	1.3
Other finance costs	1.3	0.9	3.6	6.9
Impairment charge (reversal)	(462.3)	-	(455.5)	-
Foreign exchange (gain)/loss	(5.7)	3.9	(3.1)	8.5
Gain on sale of Bambouk Assets	-	-	-	(109.1)
Insurance recoveries	(27.3)	-	(27.3)	(0.6)
Write-down of assets	-	0.1	0.2	1.2
Changes in estimates of asset retirement obligations at closed sites	1.2	(1.4)	(0.4)	1.7
Fair value of deferred consideration from sale of Sadiola	(0.5)	(0.6)	(1.4)	(1.7)
Severance costs	-	1.6	0.2	2.3
Other	2.5	1.8	9.3	3.6
Adjusted earnings before income taxes and non-controlling interests - continuing operations	$137.1	$0.6	$357.1	$50.9
Income taxes	(31.2)	(4.1)	(95.1)	(29.6)
Tax on foreign exchange translation of deferred income tax balances	3.8	0.5	0.9	3.1
Tax impact of adjusting items	(0.3)	(1.0)	(0.8)	0.6
Non-controlling interests	(8.4)	-	(23.3)	(7.0)
Adjusted net earnings (loss) attributable to equity holders - continuing operations	$101.0	$(4.0)	$238.8	$18.0
Adjusted net earnings (loss) per share attributable to equity holders - continuing operations	$0.18	$(0.01)	$0.45	$0.04
Including discontinued operations:
Net earnings (loss) before income tax and non-controlling interest - discontinued operations	$-	$-	$-	$14.3
Adjusted items:
Loss on sale of Rosebel	-	-	-	7.4
Severance costs	-	-	-	1.5
Write-down of assets	-	-	-	0.1
Adjusted earnings before income taxes and non-controlling interests - discontinued operations	$-	$-	$-	$23.3
Income taxes	-	-	-	(8.0)
Non-controlling interests	-	-	-	(0.7)
Adjusted net earnings attributable to equity holders - discontinued operations	$-	$-	$-	$14.6
Adjusted net earnings per share attributable to equity holders - discontinued operations	$-	$-	$-	$0.03
Adjusted net earnings (loss) attributable to equity holders - all operations	$101.0	$(4.0)	$238.8	$32.6
Adjusted net earnings (loss) per share attributable to equity holders - all operations	$0.18	$(0.01)	$0.45	$0.07
Basic weighted average number of common shares outstanding (millions)	570.6	481.1	529.2	480.4

Page | 35 of 43

Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Net cash from operating activities - continuing operations	$146.2	$37.5	$383.4	$74.1
Adjusting items from working capital items and non-current ore stockpiles:
Receivables and other current assets	18.3	(20.0)	24.7	(37.8)
Inventories and non-current ore stockpiles	18.1	27.9	31.1	65.7
Accounts payable and accrued liabilities	(21.4)	(16.1)	34.0	4.8
Net cash from operating activities before changes in working capital - continuing operations	$161.2	29.3	$473.2	106.8
Net cash from operating activities before changes in working capital - discontinued operations	$-	$-	$-	$21.9
Net cash from operating activities before changes in working capital	$161.2	$29.3	$473.2	$128.7

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures from operating mine sites. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

Three months ended September 30, 2024

($ millions, except where noted)	Essakane	Westwood	Côté Gold	Corporate & other	Total
Net cash from operating activities - continuing operations	$131.6	$33.3	$66.5	$(85.2)	$146.2
Add:
Operating cash flow used by non-mine site activities	-	-	-	85.2	85.2
Cash flow from operating mine-sites - continuing operations	131.6	33.3	66.5	-	231.4
Capital expenditures - continuing operations	55.0	12.5	43.2	0.5	111.2
Less:
Capital expenditures from construction and development projects and corporate	-	-	-	(0.5)	(0.5)
Capital expenditures from operating mine-sites - continuing operations	55.0	12.5	43.2	-	110.7
Mine-site cash flow - continuing operations	$76.6	$20.8	$23.3	$-	$120.7

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Three months ended September 30, 2023

($ millions, except where noted)	Essakane	Westwood	Corporate & other	Total
Net cash from operating activities - continuing operations	$48.7	$4.6	$(15.8)	$37.5
Add:
Operating cash flow used by non-mine site activities	-	-	15.8	15.8
Cash flow from operating mine-sites - continuing operations	48.7	4.6	-	53.3
Capital expenditures - continuing operations	37.7	13.5	179.1	230.3
Less:
Capital expenditures from construction and development projects and corporate	-	-	(179.1)	(179.1)
Capital expenditures from operating mine-sites - continuing operations	37.7	13.5	-	51.2
Mine-site cash flow - continuing operations	11.0	(8.9)	-	2.1
Total mine-site free cash flow	$11.0	$(8.9)	$-	$2.1

Nine months ended September 30, 2024

($ millions, except where noted)	Essakane	Westwood	Côté Gold[1]	Corporate & other	Total
Net cash from operating activities - continuing operations	$368.2	$101.1	$66.5	$(152.4)	$383.4
Add:
Operating cash flow used by non-mine site activities	-	-	-	152.4	152.4
Cash flow from operating mine-sites - continuing operations	368.2	101.1	66.5	-	535.8
Capital expenditures - continuing operations	137.7	48.0	43.2	209.3	438.2
Less:
Capital expenditures from construction and development projects and corporate	-	-	-	(209.3)	(209.3)
Capital expenditures from operating mine-sites - continuing operations	137.7	48.0	43.2	-	228.9
Mine-site cash flow - continuing operations	$230.5	$53.1	$23.3	$-	$306.9

1. Represents mine site free cash flow from Côté Gold for the three months ending September 30, 2024.

Nine months ended September 30, 2023

($ millions, except where noted)	Essakane	Westwood	Corporate & other	Total
Net cash from operating activities - continuing operations	$151.7	$1.4	$(79.0)	$74.1
Add:
Operating cash flow used by non-mine site activities	-	-	79.0	79.0
Cash flow from operating mine-sites - continuing operations	151.7	1.4	-	153.1
Capital expenditures - continuing operations	85.9	47.8	522.3	656.0
Less:
Capital expenditures from construction and development projects and corporate	-	-	(522.3)	(522.3)
Capital expenditures from operating mine-sites - continuing operations	85.9	47.8	-	133.7
Mine-site cash flow - continuing operations	65.8	(46.4)	-	19.4
Cash flow from discontinued mine-sites	-	-	15.4	15.4
Capital expenditures from discontinued operations	-	-	(9.5)	(9.5)
Mine-site cash flow - discontinued operations	-	-	5.9	5.9
Total mine-site free cash flow	$65.8	$(46.4)	$5.9	$25.3

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Liquidity and Net Cash (Debt)

Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	September 30	December 31
($ millions, continuing operations, except where noted)	2024	2023
Cash and cash equivalents	$553.4	$367.1
Short-term investments	1.0	-
Available Credit Facility	404.9	387.0
Available Liquidity	$959.3	$754.1

	September 30	December 31
($ millions, continuing operations, except where noted)	2024	2023
Cash and cash equivalents	$553.4	$367.1
Short-term investments	1.0	-
Lease liabilities	(130.9)	(121.3)
Long-term debt[1]	(852.4)	(857.3)
Drawn letters of credit issued under Credit Facility	(20.1)	(38.0)
Net cash (debt)	$(449.0)	$(649.5)
  Includes principal amount of the Notes of $450.0 million, Term Loan of $400.0 million, Credit Facility of $nil and equipment loans of $2.4 million (December 31, 2023 - $450.0 million, $400.0 million, $nil and $7.3 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

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CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	September 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$553.4	$367.1
Receivables and other current assets	37.9	85.7
Inventories	287.4	266.3
Assets held for sale	34.3	34.6
	913.0	753.7
Non-current assets
Property, plant and equipment	4,269.0	3,496.5
Exploration and evaluation assets	45.0	14.4
Restricted cash	66.1	90.5
Inventories	116.7	106.5
Other assets	154.9	76.3
	4,651.7	3,784.2
	$5,564.7	$4,537.9
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$270.9	$317.6
Income taxes payable	63.2	5.8
Other current liabilities	34.9	29.6
Current portion of provisions	22.2	5.4
Current portion of Côté Gold repurchase option	384.6	-
Current portion of lease liabilities	28.8	21.1
Current portion of long-term debt	1.3	5.0
Current portion of deferred revenue	211.5	240.7
Liabilities held for sale	5.4	5.6
	1,022.8	630.8
Non-current liabilities
Deferred income tax liabilities	4.8	0.7
Provisions	311.8	360.1
Lease liabilities	102.1	100.2
Long-term debt	809.4	825.8
Côté Gold repurchase option	-	345.3
Deferred revenue	-	10.9
	1,228.1	1,643.0
	2,250.9	2,273.8
Equity
Attributable to equity holders
Common shares	3,068.4	2,732.1
Contributed surplus	56.8	59.2
Retained earnings (accumulated deficit)	173.2	(538.3)
Accumulated other comprehensive income (loss)	(43.7)	(47.0)
	3,254.7	2,206.0
Non-controlling interests	59.1	58.1
	3,313.8	2,264.1
Contingencies and commitments
Subsequent events
	$5,564.7	$4,537.9

Refer to Q3 2024 Financial Statements for accompanying notes.

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CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars, except per share amounts)	2024	2023	2024	2023
Continuing Operations:
Revenues	$438.9	$224.5	$1,163.1	$689.5
Cost of sales	(276.3)	(219.9)	(744.1)	(615.2)
Gross profit (loss)	162.6	4.6	419.0	74.3
General and administrative expenses	(10.8)	(12.9)	(33.6)	(39.4)
Exploration expenses	(4.4)	(6.2)	(16.0)	(22.7)
Impairment reversal (charge)	462.3	-	455.5	-
Other expenses	(2.3)	(0.8)	(2.1)	(8.7)
Earnings (loss) from operations	607.4	(15.3)	822.8	3.5
Finance costs	(24.2)	(4.2)	(33.4)	(15.7)
Foreign exchange gain (loss)	5.7	(3.9)	3.1	(8.5)
Gain on sale of Bambouk Assets	-	-	-	109.1
Interest income, derivatives and other investment gains (losses)	44.8	26.7	59.3	46.3
Earnings (loss) before income taxes	633.7	3.3	851.8	134.7
Income tax expense	(31.2)	(4.1)	(95.1)	(29.6)
Net earnings (loss) from continuing operations	602.5	(0.8)	756.7	105.1
Net earnings (loss) from discontinued operations, net of income taxes	-	-	-	6.3
Net earnings (loss)	$602.5	$(0.8)	$756.7	$111.4
Net earnings (loss) from continuing operations attributable to:
Equity holders	$594.1	$(0.8)	$733.4	$98.1
Non-controlling interests	8.4	-	23.3	7.0
Net earnings (loss) from continuing operations	$602.5	$(0.8)	$756.7	$105.1
Net earnings (loss) attributable to:
Equity holders	$594.1	$(0.8)	$733.4	$103.7
Non-controlling interests	8.4	-	23.3	7.7
Net earnings (loss)	$602.5	$(0.8)	$756.7	$111.4

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	570.6	481.1	529.2	480.4
Diluted	577.0	481.1	534.8	484.3

Earnings (loss) per share from continuing operations ($ per share)
Basic	$1.04	$(0.00)	$1.39	$0.21
Diluted	$1.03	$(0.00)	$1.37	$0.20

Earnings (loss) per share from discontinued operations ($ per share)
Basic	$-	$-	$-	$0.01
Diluted	$-	$-	$-	$0.01

Basic earnings (loss) per share	$1.04	$(0.00)	$1.39	$0.22
Diluted earnings (loss) per share	$1.03	$(0.00)	$1.37	$0.21

Refer to Q3 2024 Financial Statements for accompanying notes.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars)	2024	2023	2024	2023
Operating activities
Net earnings (loss) from continuing operations	$602.5	$(0.8)	$756.7	$105.1
Adjustments for:
Depreciation expense	61.7	54.3	178.3	146.0
Impairment (reversal) charge	(462.3)	-	(455.5)	-
Gain on sale of Bambouk Assets	-	-	-	(109.1)
Deferred revenue recognized	(64.4)	-	(171.3)	-
Income tax expense	31.2	4.1	95.1	29.6
Other non-cash items	(25.4)	(19.8)	(28.5)	(18.7)
Adjustments for cash items:
Proceeds from gold prepayment	-	-	119.3	-
Proceeds from insurance claim	27.3	0.6	27.3	0.6
Settlement of derivatives	1.4	15.3	(0.8)	21.5
Disbursements related to asset retirement obligations	(0.7)	(0.4)	(1.9)	(1.2)
Movements in non-cash working capital items and non-current ore stockpiles	(15.0)	8.2	(89.8)	(32.7)
Cash from (used in) operating activities, before income taxes paid	156.3	61.5	428.9	141.1
Income taxes paid	(10.1)	(24.0)	(45.5)	(67.0)
Net cash from (used in) operating activities related to continuing operations	146.2	37.5	383.4	74.1
Net cash from (used in) operating activities related to discontinued operations	-	-	-	15.4
Net cash from (used in) operating activities	146.2	37.5	383.4	89.5
Investing activities
Capital expenditures for property, plant and equipment	(111.2)	(230.3)	(438.2)	(656.0)
Capitalized borrowing costs	(6.4)	(15.1)	(60.0)	(39.6)
Proceeds from sale of Rosebel	-	-	-	389.2
Proceeds from sale of Bambouk Assets	-	-	-	165.6
Other investing activities	7.9	8.6	18.3	18.9
Net cash from (used in) investing activities related to continuing operations	(109.7)	(236.8)	(479.9)	(121.9)
Net cash from (used in) investing activities related to discontinued operations	-	-	-	(8.2)
Net cash from (used in) investing activities	(109.7)	(236.8)	(479.9)	(130.1)
Financing activities
Net proceeds from issuance of shares	-	-	287.5	-
Proceeds from credit facility	-	-	60.0	-
Repayment of credit facility	-	-	(60.0)	(455.0)
Proceeds from second lien term loan	-	-	-	379.0
Net funding from Sumitomo Metal Mining Co. Ltd.	10.8	24.1	43.6	299.2
Other financing activities	(14.3)	(19.1)	(52.9)	(36.4)
Net cash from (used in) financing activities related to continuing operations	(3.5)	5.0	278.2	186.8
Net cash from (used in) financing activities related to discontinued operations	-	-	-	(2.0)
Net cash from (used in) financing activities	(3.5)	5.0	278.2	184.8
Effects of exchange rate fluctuation on cash and cash equivalents	9.0	(4.5)	4.3	(2.3)
Increase (decrease) in cash and cash equivalents - all operations	42.0	(198.8)	186.0	141.9
Decrease (increase) in cash and cash equivalents - held for sale	-	-	0.3	(0.8)
Increase (decrease) in cash and cash equivalents - continuing operations	42.0	(198.8)	186.3	141.1
Cash and cash equivalents, beginning of the period	511.4	747.7	367.1	407.8
Cash and cash equivalents, end of the period	$553.4	$548.9	$553.4	$548.9

Refer to Q3 2024 Financial Statement for accompanying notes.

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QUALIFIED PERSON AND TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Marie-France Bugnon, P.Geo., Vice President, Exploration, IAMGOLD. Ms. Bugnon is a "qualified person" as defined by NI 43-101.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this news release, including any information as to the Company's vision, strategy, future financial or operating performance and other statements that express management's expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", "likely", "progress", "strive", "sustain", "effort", "extend", "remain", "pursue", "predict", or "project" or the negative of these words or other variations on these words or comparable terminology.

For example, forward-looking statements include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, ESG (including environmental) performance, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs in respect to the Côté Gold Mine; expected production of the Côté Gold Mine, expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation and liquidity; the announced intention to repurchase the Transferred Interests in the Côté Gold Mine, the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; the completion of the sale of the Bambouk Assets; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity and social development projects; plans, targets, proposals and strategies with respect to sustainability, including third party data on which the Company relies, and their implementation; commitments with respect to sustainability and the impact thereof, including the Company's "Zero Harm" vision; commitments with respect to greenhouse gas emissions and decarbonization initiatives (eg. interim target of achieving 30% absolute reduction in Scope 1 and 2 emissions by 2030); the development of the Company's Water Management Standard; commitments with respect to biodiversity; commitments related to social performance, including commitments in furtherance of Indigenous relations; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations (including the Competition Act (Canada) and the regulations associated with the fight against climate change).

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Page | 42 of 43

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to complete the repurchase of the Transferred Interests in the Côté Gold Mine; the ability of the Company to complete the sales of the remaining Bambouk Assets; the Company's business strategies and its ability to execute thereon; the ability of the Company to complete pending transactions; the development and execution of implementing strategies to meet the Company's sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (included, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada)); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedarplus.ca or www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedarplus.ca or at www.sec.gov

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